1933 Act File No.: 333-104669

1940 Act File No.: 811-00266

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 4	☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 38	☒

Exact Name of Registrant as Specified in Charter:

TRI-CONTINENTAL CORPORATION

Address of Principal Executive Offices (Number, Street, City, State, Zip Code):

100 PARK AVENUE, NEW YORK, NY 10017

Registrant's Telephone Number, including Area Code:

(212) 850-1864 or (800) 221-2450

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service:

FRANK J. NASTA, ESQ., 100 PARK AVENUE, NEW YORK, NY 10017

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.    ☐

It is proposed that this filing will become effective (check appropriate box)

☒	when declared effective pursuant to section 8(c)

☐	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)

☐	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐	This Post-Effective Amendment designates a new effective date for a previously filed Post-Effective Amendment or Registration Statement.

☐	This Post-Effective Amendment on Form N-2 is filed to register additional securities for an offering pursuant to Rule 462(b)(1) under the Securities Act of 1933 and the Securities Act Registration Statement Number of the earlier effective Registration Statement for the same offering is:

an investment you can live with

Prospectus

May     , 2007

100 Park Avenue

New York, NY 10017

New York City Telephone (212) 682-7600

Toll-Free Telephone (800) 874-1092

For Retirement Plan Information — Toll-Free Telephone (800) 445-1777

Tri-Continental Corporation is a diversified, closed-end investment company—a publicly traded investment fund. The Corporation’s Common Stock is traded on the New York Stock Exchange under the symbol “TY.” The closing market price of the Common Stock on February 28, 2006 was $19.83 per share.

The Corporation invests primarily for the longer term, and over the years the Corporation’s objective has been to produce future growth of both capital and income while providing reasonable current income. Common stocks have made up the bulk of investments. However, assets may be held in cash or invested in all types of securities. See “Investment Objective and Other Policies and Related Risks.” No assurance can be given that the Corporation’s investment objective will be realized. The Corporation’s manager is J. & W. Seligman & Co. Incorporated.

This Prospectus applies to all shares of Common Stock purchased under the Corporation’s various Investment Plans. See “Investment Plans and Other Services.” The shares of Common Stock covered by this Prospectus also may be issued from time to time by the Corporation to acquire the assets of personal holding companies, private investment companies or publicly owned investment companies. See “Issuance of Shares in Connection with Acquisitions.”

This Prospectus sets forth concisely the information that a prospective investor should know about the Corporation before investing. Investors are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Corporation, including a Statement of Additional Information (“SAI”) dated May 1, 2006, has been filed with the Securities and Exchange Commission. The SAI, as well as the Corporation’s most recent Annual and Semi-Annual Reports are also available upon request and without charge by writing or calling the Corporation at the address or telephone numbers listed above. Investors may also write or call the Corporation in order to request other available information or to make stockholder inquiries. The SAI is dated the same date as this Prospectus and is incorporated herein by reference in its entirety. The table of contents of the SAI appears on page 27 of this Prospectus. The 2005 Annual Report contains financial statements of the Corporation for the year ended December 31, 2005, which are incorporated by reference into the SAI. The SAI, as well as the Corporation’s most recent Annual and Semi-Annual Reports are also available at www.tricontinental.com. The website references in this Prospectus are inactive textual references and information contained in or otherwise accessible through these websites does not form a part of this Prospectus. The Securities and Exchange Commission maintains a web site (www.sec.gov) that contains the Prospectus, SAI, material incorporated by reference, and other information filed electronically by the Corporation.

The Securities and Exchange Commission has neither approved nor disapproved these securities, and it has not determined this Prospectus to be accurate or adequate. Any representation to the contrary is a criminal offense.

Common Stock

($0.50 par value)

CETRI 1 5/07

TABLE OF CONTENTS

	Page		Page
Summary of Corporation Expenses Prospectus Summary The Corporation Financial Highlights Capitalization at February 28, 2006 Trading and Net Asset Value Information Investment Objective and Other Policies and Related Risks Management of the Corporation Description of Capital Stock Description of Warrants	3 4 5 6 9 9 10 13 18 19	Computation of Net Asset Value Dividend Policy and Taxes Investment Plans and Other Services Issuance of Shares in Connection with Acquisitions Table of Contents of the Statement of Additional Information Authorization Form for Automatic Dividend Investment and Cash Purchase Plan Authorization Form for Automatic Check Service	19 20 22 26 27 28 29

SUMMARY OF CORPORATION EXPENSES

The following table illustrates the expenses and fees that the Corporation expects to incur and that you can expect to bear as a stockholder of the Corporation.

Stockholder Transaction Expenses
Automatic Dividend Investment and Cash Purchase Plan Fees	— (1)
Annual Expenses for 2005 (as a percentage of net assets attributable to Common Stock)
Management Fees	0.41%
Other Expenses(2)	0.24%

Total Annual Expenses	0.65%

(1)

Stockholders participating in the Corporation’s investment plans pay a maximum $2.00 fee per transaction. There is also a charge of $1.00 per withdrawal payment for stockholders participating in the Systematic Withdrawal Plan. See “Investment Plans and Other Services—Automatic Dividend Investment and Cash Purchase Plan” for a description of the investment plans and services.

(2)	Based on actual expenses incurred in 2005.

The following example illustrates the costs you would pay on a $1,000 investment, assuming a 5% annual return:

	1 Year	3 Years	5 Years	10 Years
Tri-Continental Corporation Common Stock	$7	$21	$36	$81

The purpose of the table above is to assist you in understanding the various costs and expenses you will bear directly or indirectly. For more complete descriptions of the various costs and expenses, see “Management of the Corporation” and “Investment Plans and Other Services—Automatic Dividend Investment and Cash Purchase Plan.”

The example does not represent actual costs, which may be more or less than those shown. Moreover, the Corporation’s actual rate of return may be more or less than the hypothetical 5% return shown in the example.

PROSPECTUS SUMMARY

The following is qualified in its entirety by the more detailed information included elsewhere in this Prospectus.

This Prospectus applies to shares of Common Stock of the Corporation. The Corporation invests primarily for the longer term and has no Charter restrictions with respect to such investments. Over the years the Corporation’s objective has been to produce future growth of both capital and income while providing reasonable current income. There can be no assurance that this objective will be achieved. While common stocks have made up the bulk of investments, assets may be held in cash or invested in all types of securities in whatever amounts or proportions J. & W. Seligman & Co. Incorporated (the “Manager”) believes best suited to current and anticipated economic and market conditions. These may include preferred stock, debt securities, repurchase agreements, options, illiquid securities and securities of foreign issuers, each of which could involve certain risks. See “Investment Objective and Other Policies and Related Risks.”

The Manager manages the investment of the assets of the Corporation and administers its business and other affairs pursuant to a Management Agreement approved by the Board of Directors and the stockholders of the Corporation. The Manager also serves as manager of twenty-three other U.S. registered investment companies which, together with the Corporation, make up the “Seligman Group of Funds.” The aggregate assets of the Seligman Group of Funds as of March 31, 2006 were approximately $11.8 billion. The Manager also provides investment management or advice to institutional and other accounts having a value as of March 31, 2006 of approximately $8.4 billion. The Manager’s fee is based in part on the average daily net assets of the Corporation. The management fee rate for the year ended December 31, 2005 was equivalent to 0.41% of the Corporation’s average daily net investment assets. See “Management of the Corporation.”

Shares of Common Stock covered by this Prospectus may be purchased from time to time by Seligman Data Corp. (“SDC”), the Plan service agent for Automatic Dividend Investment and Cash Purchase Plans, Individual Retirement Accounts (“IRAs”), Retirement Plans for Self-Employed Individuals, Partnerships and Corporations, the J. & W. Seligman & Co. Incorporated Matched Accumulation Plan and the Seligman Data Corp. Employees’ Thrift Plan (collectively, the “Plans”), as directed by participants, and may be sold from time to time by the Plan service agent for participants in Systematic Withdrawal Plans. See “Investment Plans and Other Services.” Shares will be purchased for the Plans on the New York Stock Exchange or elsewhere when the market price of the Common Stock is equal to or less than its net asset value, and any brokerage commissions applicable to such purchases will be charged pro rata to the Plan participants. Shares will be purchased for the Plans from the Corporation at net asset value when the net asset value is lower than the market price, all as more fully described in this Prospectus.

A discussion regarding the basis for the Corporation’s Board of Director’s approval of the investment management agreement between the Corporation and the Manager is available in the Corporation’s annual report for 2005.

On November 17, 2005, the Board of Directors authorized the renewal of the Corporation’s ongoing share repurchase plan. The program authorizes the Corporation to repurchase during the period January 1, 2006 through December 31, 2006 up to 5% of its then outstanding Common Stock, provided that the excess of net asset value of a share of Common Stock over its market price (the discount) remains greater than 10%. The shares repurchased under this program are cancelled increasing the number of authorized but unissued shares available for issuance to participants in the Plan. The stock repurchase program seeks, among other things, to moderate the growth in the number of shares outstanding, increase the net asset value of the Corporation’s outstanding shares, reduce the dilutive impact on stockholders who do not take capital gains distributions in additional shares and increase the liquidity of the Corporation’s Common Stock in the marketplace. Shares acquired by the Corporation from participants in the Systematic Withdrawal Plan and other stockholder plans, as well as shares purchased for the Corporation in the open market to meet demand under the Automatic Dividend Investment and Cash Purchase Plan, are counted towards the repurchase limit under the program. For the period from November 19, 2004 through December 31, 2005, the Corporation repurchased 6,460,302 shares, representing 5.69% of outstanding shares at the beginning of the period. This compares to 5,931,023 shares repurchased in the year ended November 18, 2004, representing 5.0% of the shares outstanding.

THE CORPORATION

The Corporation is a Maryland corporation formed in 1929 by the consolidation of two predecessor corporations. It is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a diversified management investment company of the closed-end type. The Corporation’s Common Stock is listed on the New York Stock Exchange under the symbol “TY.” The average weekly trading volume on that and other exchanges during 2005 was 415,356 shares. The Corporation’s Common Stock has historically been traded on the market at less than net asset value. As of February 28, 2006, the Corporation had 107,343,211 shares of Common Stock outstanding and net assets attributable to Common Stock of $2,447,393,085.

FINANCIAL HIGHLIGHTS

The Corporation’s financial highlights for the years presented below have been audited by Deloitte & Touche LLP, Independent Registered Public Accounting Firm. This information, which is derived from the financial and accounting records of the Corporation, should be read in conjunction with the financial statements and notes contained in the Corporation’s 2005 Annual Report, which may be obtained from the Corporation as provided on the cover page of this Prospectus.

“Per share operating performance” data is designed to allow you to trace the operating performance, on a per Common share basis, from the beginning net asset value to the ending net asset value so that you can understand what effect the individual items have on your investment, assuming it was held throughout the year. Generally, the per share amounts are derived by converting the actual dollar amounts incurred for each item, as disclosed in the financial statements, to their equivalent per Common share amount, using average shares outstanding.

Per Share Operating Performance, Total

(for a share of Common Stock

	2005	2004	2003
Per Share Operating Performance:
Net asset value, beginning of year	$21.87	$19.55	$15.72

Net investment income	0.26	0.26	0.18
Net realized and unrealized investment gain (loss)	0.29	2.31	3.84
Net realized and unrealized gain (loss) from foreign currency transactions	—	—	—

Increase (decrease) from investment operations	0.55	2.57	4.02
Dividends paid on Preferred Stock	(0.02)	(0.02)	(0.02)
Dividends paid on Common Stock	(0.24)	(0.23)	(0.17)
Distribution from net gain realized	—	—	—
Issuance of Common Stock in gain distributions	—	—	—

Net increase (decrease) in net asset value	0.29	2.32	3.83

Net asset value, end of year	$22.16	$21.87	$19.55

Adjusted net asset value, end of year*	$22.10	$21.82	$19.51
Market value, end of year	$18.58	$18.28	$16.40
Total investment return:
Based upon market value	2.98%	12.95%	25.24%
Based upon net asset value	2.66%	13.36% #	25.84%
Ratios and Supplemental Data:
Expenses to average net investment assets	0.64%	0.65%	0.68%
Expenses to average net assets for Common Stock	0.65%	0.66%	0.70%
Net investment income to average net investment assets	1.18%	1.26%	1.03%
Net investment income to average net assets for Common Stock	1.20%	1.28%	1.05%
Portfolio turnover rate	70.77%	47.36%	138.65%
Net investment assets, end of year (000s omitted):
For Common Stock	$2,392,304	$2,470,781	$2,310,999
For Preferred Stock	37,637	37,637	37,637

Total net investment assets	$2,429,941	$2,508,418	$2,348,636

*	Assumes the exercise of outstanding warrants. Warrant exercise terms were: December 28, 1995 to July 1, 1996—13.54 shares at $1.66 per share; July 2, 1996 to December 20, 1996—13.79 shares at $1.63 per share; December 21, 1996 to July 1, 1997—14.69 shares at $1.53 per share; July 2, 1997 to December 19, 1997—14.99 shares at $1.50 per share; December 20, 1997 to June 23, 1998—16.06 shares at $1.40 per share; June 24, 1998 to December 18, 1998—16.78 shares at $1.34 per share; December 19, 1998 to June 24, 1999—17.85 shares at $1.26 per share; June 25, 1999 to December 16, 1999—18.14 shares at $1.24 per share;

The total investment return based on market value measures the Corporation’s performance assuming you purchased shares of the Corporation at the market value as of the beginning of the year, invested dividends and capital gains paid as provided for in the Corporation’s Automatic Dividend Investment and Cash Purchase Plan, and then sold your shares at the closing market value per share on the last day of the year. The computation does not reflect any sales commissions you may incur in purchasing or selling shares of the Corporation. The total investment return based on net asset value is similarly computed except that the Corporation’s net asset value is substituted for the corresponding market value.

The ratios of expenses and net investment income to average net investment assets and to average net assets for Common Stock for the periods presented do not reflect the effect of dividends paid to Preferred Stockholders.

Investment Return, Ratios and Supplemental Data

outstanding throughout each year)

Year Ended December 31,

2002	2001	2000	1999	1998	1997	1996

$21.69	$25.87	$32.82	$34.13	$32.06	$29.28	$27.58

0.25	0.32	0.35	0.48	0.54	0.60	0.68
(5.95)	(3.02)	(3.25)	2.90	7.01	6.94	4.84
—	—	—	—	(0.01)	(0.17)	(0.02)

(5.70)	(2.70)	(2.90)	3.38	7.54	7.37	5.50
(0.01)	(0.01)	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)
(0.26)	(0.28)	(0.33)	(0.48)	(0.52)	(0.60)	(0.66)
—	(1.11)	(3.30)	(3.79)	(4.28)	(3.45)	(2.72)
—	(0.08)	(0.40)	(0.40)	(0.65)	(0.52)	(0.40)

(5.97)	(4.18)	(6.95)	(1.31)	2.07	2.78	1.70

$15.72	$21.69	$25.87	$32.82	$34.13	$32.06	$29.28

$15.69	$21.65	$25.82	$32.75	$34.06	$31.99	$29.22
$13.25	$18.75	$21.1875	$27.875	$28.50	$26.6875	$24.125

(28.18)%	(5.22)%	(11.56)%	12.57%	26.19%	27.96%	21.98%
(26.35)%	(10.20)%	(8.29)%	10.67%	25.80%	26.65%	21.45%

0.67%	0.59%	0.54%	0.56%	0.58%	0.60%	0.62%
0.68%	0.60%	0.54%	0.56%	0.58%	0.60%	0.63%
1.29%	1.36%	1.10%	1.36%	1.59%	1.80%	2.27%

1.31%	1.37%	1.11%	1.38%	1.60%	1.82%	2.31%
152.79%	124.34%	54.13%	42.83%	63.39%	83.98%	53.96%

$1,958,295	$2,873,655	$3,458,009	$4,109,863	$4,002,516	$3,391,816	$2,835,026
37,637	37,637	37,637	37,637	37,637	37,637	37,637

$1,995,932	$2,911,292	$3,495,646	$4,147,500	$4,040,153	$3,429,453	$2,872,663

December	17, 1999 to June 21, 2000—19.56 shares at $1.15 per share; June 22, 2000 to December 17, 2000—19.90 shares at $1.13 per share; December 18, 2000 to December 17, 2001—21.63 shares at $1.04 per share; and subsequently, 22.50 shares at $1.00 per share.
#	Excluding the effect of a payment received from the Manager, the total return would have been 13.33%.

Senior Securities — $2.50 Cumulative Preferred Stock

The following information is being presented with respect to the Corporation’s $2.50 Cumulative Preferred Stock. The first column presents the number of Preferred shares outstanding at the end of each of the periods presented. Asset Coverage represents the total amount of net assets of the Corporation in relation to each share of Preferred Stock outstanding as of the end of the respective periods. The involuntary liquidation preference is the amount each share of Cumulative Preferred Stock would be entitled to upon involuntary liquidation of these shares.

Year	Total Shares Outstanding	Year-End Asset Coverage Per Share	Involuntary Liquidation Preference Per Share	Average Daily Market Value Per Share
2005	752,740	$3,228	$50	$45.70
2004	752,740	3,332	50	45.40
2003	752,740	3,120	50	44.16
2002	752,740	2,654	50	40.61
2001	752,740	3,868	50	37.57
2000	752,740	4,644	50	34.72
1999	752,740	5,510	50	37.31
1998	752,740	5,367	50	40.27
1997	752,740	4,556	50	35.62
1996	752,740	3,816	50	34.28

CAPITALIZATION AT FEBRUARY 28, 2006

Title of Class	Authorized	Outstanding	Amount Held by Registrant or for its Account
$2.50 Cumulative Preferred Stock, $50 par value	1,000,000 shs.	752,740 shs.	–0– shs.
Common Stock, $0.50 par value	159,000,000 shs.*	107,343,211 shs.	–0– shs.
Warrants to purchase Common Stock	12,822 wts.	12,082 wts.	–0– wts.

*	271,845 shares of Common Stock were reserved for issuance upon the exercise of outstanding Warrants.

TRADING AND NET ASSET VALUE INFORMATION

The following table shows the high and low sale prices of the Corporation’s Common Stock on the composite tape for issues listed on the New York Stock Exchange for each calendar quarter since the beginning of 2004 as well as the net asset values and the range of the percentage discounts to net asset value per share that correspond to such prices.

	Market Price		Corresponding Net Asset Value		Corresponding Discount to Net Asset Value
2004	High	Low	High	Low	High	Low
1st Q	$17.69	$16.40	$20.56	$19.52	(13.96)%	(15.98)%
2nd Q	17.45	16.00	20.41	19.28	(14.50)	(17.01)
3rd Q	16.79	15.82	20.14	19.03	(16.63)	(16.87)
4th Q	18.31	16.39	21.89	19.69	(16.35)	(16.76)
2005
1st Q	18.38	17.49	21.91	20.85	(16.11)	(16.12)
2nd Q	18.35	17.16	21.67	20.42	(15.32)	(15.96)
3rd Q	18.55	17.79	22.23	21.39	(16.55)	(16.83)
4th Q	18.83	17.62	22.50	20.86	(16.31)	(15.53)
2006
1st Q	20.40	18.86	23.30	22.44	(12.45)	(15.95)

The Corporation’s Common Stock has historically been traded on the market at less than net asset value. The closing market price, net asset value and percentage discount to net asset value per share of the Corporation’s Common Stock on March 31, 2006 were $20.24, $23.13 and 12.49%, respectively.

INVESTMENT OBJECTIVE AND OTHER POLICIES AND RELATED RISKS

The Corporation is a Maryland corporation formed in 1929 by the consolidation of two predecessor corporations. It is registered under the 1940 Act, as a diversified management investment company of the closed-end type.

The Corporation invests primarily for the longer term and has no Charter restrictions with respect to such investments. Over the years, the Corporation’s investment objective has been to produce future growth of both capital and income while providing reasonable current income. There can be no assurance that this objective will be achieved. While common stocks have made up the bulk of investments, assets may be held in cash or invested in all types of securities, that is, in bonds, debentures, notes, preferred and common stocks, rights and warrants (subject to limitations as set forth in the SAI), options, and other securities, in whatever amounts or proportions the Manager believes best suited to current and anticipated economic and market conditions.

The management’s present investment policies, in respect to which it has freedom of action, are:

(1)  it keeps investments in individual issuers within the limits permitted diversified companies under the 1940 Act (i.e., 75% of its total assets must be represented by cash items, government securities, securities of other investment companies, and securities of other issuers which, at the time of investment, do not exceed 5% of the Corporation’s total assets at market value in the securities of any issuer and do not exceed 10% of the voting securities of any issuer);

(2)  it does not make investments with a view to exercising control or management except that it has an investment in SDC;

(3)  it ordinarily does not invest in other investment companies, but it may purchase up to 3% of the voting securities of such investment companies, provided purchases of securities of a single investment company do not exceed in value 5% of the total assets of the Corporation and all investments in investment company securities do not exceed 10% of total assets; and

(4)  it has no fixed policy with respect to portfolio turnover and purchases and sales in the light of economic, market and investment considerations. The portfolio turnover rates for the ten fiscal years ended December 31, 2005 are shown under “Financial Highlights.”

The foregoing investment objective and policies may be changed by management without stockholder approval, unless such a change would change the Corporation’s status from a “diversified” to a “non-diversified” company under the 1940 Act.

The Corporation’s stated fundamental policies relating to the issuance of senior securities, the borrowing of money, the underwriting of securities of other issuers, the concentration of investments in a particular industry or groups of industries, the purchase or sale of real estate, the purchase or sale of commodities or commodity contracts, and the making of loans may not be changed without a vote of stockholders. A more detailed description of the Corporation’s investment policies, including a list of those restrictions on the Corporation’s investment activities which cannot be changed without such a vote, appears in the SAI. Within the limits of these fundamental policies, management has reserved freedom of action.

Repurchase Agreements:  The Corporation may enter into repurchase agreements with respect to debt obligations which could otherwise be purchased by the Corporation. A repurchase agreement is an instrument under which the Corporation may acquire an underlying debt instrument and simultaneously obtain the commitment of the seller to repurchase the security at an agreed upon price and date within a number of days (usually not more than seven days from the date of purchase). The value of the underlying securities will be at least equal at all times to the total amount of the repurchase obligation, including the interest factor. The Corporation will make payment for such securities only upon physical delivery or evidence of book transfer to the account of the Corporation’s custodian. Repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Corporation’s ability to dispose of the underlying securities.

Illiquid Securities:  The Corporation may invest up to 15% of its net investment assets in illiquid securities, including restricted securities (i.e., securities not readily marketable without registration under the Securities Act of 1933, as amended (“1933 Act”)) and other securities that are not readily marketable. The Corporation may purchase restricted securities that can be offered and sold to “qualified institutional buyers” under Rule 144A of the 1933 Act, and the Corporation’s Board of Directors may determine, when appropriate, that specific Rule 144A securities are liquid and not subject to the 15% limitation on illiquid securities. Should this determination be made, the Board of Directors will carefully monitor the security (focusing on such factors, among others, as trading activity and availability of information) to determine that the Rule 144A security continues to be liquid. This investment practice could have the effect of increasing the level of illiquidity in the Corporation, if and to the extent that qualified institutional buyers become for a time uninterested in purchasing Rule 144A securities.

Foreign Securities:  The Corporation may invest in commercial paper and certificates of deposit issued by foreign banks and may invest in other securities of foreign issuers directly or through American Depositary Receipts (“ADRs”), American Depositary Shares (“ADSs”), European Depositary Receipts (“EDRs”) or Global Depositary Receipts (“GDRs”) (collectively, “Depositary Receipts”). Foreign investments may be affected favorably or unfavorably by changes in currency rates and exchange control regulations. There may be less information available about a foreign company than about a U.S. company and foreign companies may not be subject to reporting standards and requirements comparable to those applicable to U.S. companies. Foreign securities may not be as liquid as U.S. securities. Securities of foreign companies may involve greater market risk than securities of U.S. companies, and foreign brokerage commissions and custody fees are generally higher than those in the United States. Investments in foreign securities may also be subject to local economic or political risks, political instability and possible nationalization of issuers. ADRs and ADSs are instruments generally issued by domestic banks or trust companies that represent the deposits of a security of a foreign issuer. ADRs and ADSs may be publicly traded on exchanges or over-the-counter in the United States and are quoted and settled in dollars at a price that generally reflects the dollar equivalent of the home country share price. EDRs and GDRs are typically issued by foreign banks or trust companies and traded in Europe. Depositary Receipts may be issued under sponsored or unsponsored programs. In sponsored programs, the issuer has made arrangements to have its securities traded in the form of a Depositary Receipt. In unsponsored programs, the issuers may not be directly involved in the creation of the program. Although regulatory requirements with respect to sponsored and unsponsored programs are generally similar, the issuers of securities represented by unsponsored Depositary Receipts are not obligated to disclose material information in the United States and, therefore, the import of such information may not be reflected in the market value of such receipts. The Corporation may invest up to 10% of its total assets in foreign securities that it holds directly, but this 10% limit does not apply to foreign securities held through Depositary Receipts or to commercial paper and certificates of deposit issued by foreign banks.

Leverage:  Senior securities issued or money borrowed to raise funds for investment have a prior fixed dollar claim on the Corporation’s assets and income. Any gain in the value of securities purchased or in income received in excess of the cost of the amount borrowed or interest or dividends payable causes the net asset value of the Corporation’s Common Stock or the income available to it to increase more than otherwise would be the case. Conversely, any decline in the value of securities purchased or income received on them to below the asset or income claims of the senior securities or borrowed money causes the net asset value of the Common Stock or income available to it to decline more sharply than would be the case if there were no prior claim. Funds obtained through senior securities or borrowings thus create investment opportunity, but they also increase exposure to risk. This influence ordinarily is called “leverage.” As of February 28, 2006, the only senior securities of the Corporation outstanding were 752,740 shares of its $2.50 Cumulative Preferred Stock, $50 par value. The dividend rate as of February 28, 2006 on such preferred stock was $2.50 per annum payable quarterly. Based on its February 28, 2006 asset value, the Corporation’s portfolio requires an annual return of 0.08% in order to cover dividend payments on the Preferred Stock. For a description of such payments, see “Description of Capital Stock.” The following table illustrates the effect of leverage relating to presently outstanding Preferred Stock on the return available to a holder of the Corporation’s Common Stock.

Assumed return on portfolio (net of expenses)	-10%	-5%	0%	5%	10%
Corresponding return to common stockholder	-10.23%	-5.15%	-0.08%	5.00%	10.08%

The purpose of the table above is to assist you in understanding the effects of leverage. The percentages appearing in the table are hypothetical. Actual returns may be greater or less than those shown above.

Equity-Linked Securities:  The Corporation may also invest up to 10% of its assets in equity-linked securities (each, an “ELS”) as part of its overall investment strategy. An ELS is a debt instrument whose value is based on the value of a single equity security, basket of equity securities or an index of equity securities (each, an “Underlying Equity”). An ELS typically provides interest income, thereby offering a yield advantage over investing directly in an Underlying Equity. The Corporation may purchase ELSs that trade on a securities exchange or those that trade on the over-the-counter markets, including securities offered and sold under Rule 144A of the Securities Act of 1933. The Corporation may also purchase an ELS in a privately negotiated transaction with the issuer of the ELS (or its broker-dealer affiliate).

Other Risks:  Stock prices fluctuate. Therefore, as with any fund that invests in stocks, the Corporation’s net asset value and market price will fluctuate, especially in the short term. You may experience a decline in the value of your investment and you could lose money if you sell your shares at a price lower than you paid for them.

The Corporation may not invest 25% or more of its total assets in securities of companies in any one industry. The Corporation may, however, invest a substantial percentage of its assets in certain industries or economic sectors believed to offer good investment opportunities. If an industry or economic sector in which the Corporation is invested falls out of favor, the Corporation’s performance may be negatively affected.

The Corporation’s investments in ELSs would subject it to the downside market risk associated with the Underlying Equity, and to additional risks not typically associated with investments in listed equity securities, such as liquidity risk, credit risk of the issuer, and concentration risk.

The Corporation’s performance may be affected by the broad investment environment in the U.S. or international securities markets, which is influenced by, among other things, interest rates, inflation, politics, fiscal policy, and current events.

Foreign securities or illiquid securities in the Corporation’s portfolio involve higher risk and may subject the Corporation to higher price volatility. Investing in securities of foreign issuers involves risks not associated with U.S. investments, including settlement risks, currency fluctuations, local withholding and other taxes, different financial reporting practices and regulatory standards, high costs of trading, changes in political conditions, expropriation, investment and repatriation restrictions, and settlement and custody risks.

Options transactions can involve a high degree of risk, including the possibility of a total loss of the amount invested. When options are purchased over-the-counter, there is a risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such over-the-counter options may also be illiquid and, in such cases, the Corporation may have difficulty closing out its position.

An investment in the Corporation is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

MANAGEMENT OF THE CORPORATION

The Manager:  In accordance with the applicable laws of the State of Maryland, the Board of Directors provides broad supervision over the affairs of the Corporation. Pursuant to a Management Agreement approved by the Board and the stockholders, the Manager manages the investment of the assets of the Corporation and administers its business and other affairs. In that connection, the Manager makes purchases and sales of portfolio securities consistent with the Corporation’s investment objective and policies.

The Manager is a successor firm to an investment banking business founded in 1864 which has thereafter provided investment services to individuals, families, institutions and corporations. The Manager also serves as manager of twenty-three other U.S. registered investment companies of the Seligman Group of Funds. These other companies are: Seligman Capital Fund, Inc., Seligman Cash Management Fund, Inc., Seligman Common Stock Fund, Inc., Seligman Communications and Information Fund, Inc., Seligman Frontier Fund, Inc., Seligman Global Fund Series, Inc., Seligman Growth Fund, Inc., Seligman High Income Fund Series, Seligman Income and Growth Fund, Inc., Seligman Investment Grade Fixed Income Fund, Inc., Seligman LaSalle Real State Fund Series, Inc. Seligman Municipal Fund Series, Inc., Seligman Municipal Series Trust, Seligman New Jersey Municipal Fund, Inc., Seligman New Technologies Fund, Inc., Seligman New Technologies Fund II, Inc., Seligman Pennsylvania Municipal Fund Series, Seligman Portfolios, Inc., Seligman Quality Municipal Fund, Inc., Seligman Select Municipal Fund, Inc., Seligman TargetHorizon ETF Portfolios, Inc., Seligman Time Horizon/Harvester Series, Inc. and Seligman Value Fund Series, Inc. The address of the Manager is 100 Park Avenue, New York, NY 10017. Mr. William C. Morris, Chairman of the Manager and Chairman of the Board of Directors of the Corporation, owns a majority of the outstanding voting securities of the Manager and is a controlling person of the Manager.

As compensation for the services performed and the facilities and personnel provided by the Manager, the Corporation pays to the Manager promptly after the end of each month a fee, calculated on each day during such month, equal to the Applicable Percentage of the daily net assets of the Corporation at the close of business on the previous business day. The term “Applicable Percentage” means the amount (expressed as a percentage and rounded to the nearest one millionth of one percent) obtained by dividing (i) the Fee Amount by (ii) the Fee Base. The term “Fee Amount” means the sum on an annual basis of:

0.45 of 1% of the first $4 billion of Fee Base

0.425 of 1% of the next $2 billion of Fee Base

0.40 of 1% of the next $2 billion of Fee Base, and

0.375 of 1% of the Fee Base in excess of $8 billion.

The term “Fee Base” as of any day means the sum of the net assets at the close of business on the previous day of each of the investment companies registered under the 1940 Act for which the Manager or any affiliated company acts as investment adviser or manager (including the Corporation).

A discussion regarding the basis for the Corporation’s Board of Director’s approval of the Management Agreement between the Corporation and the Manager is available in the Corporation’s Annual Report, dated December 31, 2006.

The Corporation’s portfolio is managed by the Manager’s Core Investment Team, headed by Mr. John B. Cunningham, Managing Director and Chief Investment Officer of the Manager. Mr. Cunningham is Vice President and Portfolio Manager of the Corporation. He is also Vice President and Portfolio Manager of Seligman Common Stock Fund, Inc., Vice President and Co-Portfolio Manager of Seligman Income and Growth Fund, Inc. and Seligman TargetHorizon ETF Portfolios, Inc., and Vice President of Seligman Portfolios, Inc. and Portfolio Manager of its Seligman Common Stock Portfolio. Prior to joining the Manager, Mr. Cunningham was, beginning in 2001, a Managing Director, Senior Portfolio Manager of Salomon Brothers Asset Management (“SBAM”) and Group Head of SBAM’s Equity Team. Prior to 2001, he was a Director, Portfolio Manager of SBAM.

The Corporation’s SAI provides additional information about the Portfolio Manager’s compensation, other accounts managed by the Portfolio Manager and the Portfolio Manager’s ownership of the securities of the Corporation.

The Corporation pays all its expenses other than those assumed by the Manager, including brokerage commissions, fees and expenses of independent attorneys and auditors, taxes and governmental fees, cost of stock certificates, expenses of printing and distributing prospectuses, expenses of printing and distributing reports, notices and proxy materials to stockholders, expenses of printing and filing reports and other documents with governmental agencies, expenses of stockholders’ meetings, expenses of corporate data processing and related services, stockholder record-keeping and stockholder account services, fees and disbursements of transfer agents and custodians, expenses of disbursing dividends and distributions, fees and expenses of directors of the Corporation not employed by the Manager or its affiliates, insurance premiums, interest on borrowings and extraordinary expenses such as litigation expenses.

The Management Agreement provides that it will continue in effect until December 29 of each year if such continuance is approved in the manner required by the 1940 Act (i.e., by a vote of a majority of the Board of Directors or of the outstanding voting securities of the Corporation and by a vote of a majority of Directors who are not parties to the Management Agreement or interested persons of any such party) and if the Manager shall not have notified the Corporation at least 60 days prior to December 29 of any year that it does not desire such continuance. The Management Agreement may be terminated by the Corporation, without penalty, on 60 days’ written notice to the Manager and will terminate automatically in the event of its assignment.

Custodian. State Street Bank and Trust Company serves as custodian for the Corporation’s portfolio securities and is located at 801 Pennsylvania Avenue, Kansas City, Missouri 64105.

Stockholder Service Agent. Seligman Data Corp. serves as stockholder service agent to the Corporation and is located at 100 Park Avenue, New York, New York 10017.

Frequently Asked Questions About Regulatory Matters

In late 2003, the Manager conducted an extensive internal review in response to public announcements concerning mutual fund trading practices. The following discussion has been prepared to provide shareholders with important information.

For purposes of this discussion, J. & W. Seligman & Co. Incorporated and its affiliates and related parties are referred to as “Seligman” or the “Manager,” and the Seligman registered investment companies are referred to as the “Seligman Funds.”

Q1.	Have any Seligman employees engaged in improper trading?

A.	The Manager conducted an internal review of employee trading in shares of the Seligman Funds in the fall of 2003 and continues to monitor employee trading in the Seligman Funds. The Manager has not found any improper trading activity by Seligman employees.

Q2.	Does Seligman have any policies relating to employee investment in the Seligman Funds?

A.	A majority of Seligman employees invest in the Seligman Funds, either directly or through the Seligman 401(k) plans. Trading by employees is monitored by the Manager’s legal department and is subject to the Manager’s Code of Ethics. In addition, unlike many 401(k) plans that permit daily trading, the Seligman 401(k) plans permit only weekly trading activity. All Seligman employees have been informed that excessive trading with respect to the Seligman Funds, or trading in the Seligman Funds based upon inside information, is inappropriate and may, in certain cases, be illegal. Employees who engage in inappropriate trading will be subject to disciplinary action, which may include termination of employment.

Q3.	Has Seligman engaged in improper disclosure of a Fund’s portfolio holdings?

A.	The Manager has found no improprieties relating to the disclosure of a Fund’s portfolio holdings. The Manager has not disclosed and does not disclose a Fund’s portfolio holdings prior to public dissemination, unless such disclosure is made for legitimate business purposes and only if the Manager believes that such disclosure will not be detrimental to a Fund’s interest. A description of the policies and procedures with respect to the disclosure of each Fund’s portfolio securities is set forth in each Fund’s Statement of Additional Information.

Q4.	What is Seligman’s policy with regard to receipt of late trades (i.e., after 4:00 pm Eastern Time)?

A.	Seligman does not accept late trades directly from Fund shareholders or prospective shareholders. The large majority of mutual fund trades submitted to Seligman are from broker-dealer firms and other financial intermediaries on behalf of their clients. These intermediaries have an obligation to ensure that trades submitted to the Seligman Funds after 4:00 pm on a trading day for that day’s net asset value were, in fact, received by those entities by 4:00 pm on that day. This applies to all trades from intermediaries, including those that are transmitted electronically to Seligman after the market closes. Although the Seligman Funds and the Manager, like other mutual fund groups, cannot determine the time at which orders received through financial intermediaries were placed, the Manager expects mutual fund trades submitted to Seligman by financial intermediaries to comply with all applicable laws and regulations. Seligman has contacted every financial intermediary that offers, sells, or purchases shares of the Seligman Funds in order to remind all of them of their responsibility to have reasonable policies and procedures to ensure that they comply with their legal and contractual obligations.

The Manager has found no instances of Fund shareholders engaging in late trading directly with the Seligman Funds. Seligman will cooperate with and support any governmental or regulatory investigation to identify and hold accountable any financial intermediary that has submitted orders in violation of applicable laws or regulations.

Q5.	What is Seligman’s policy regarding market timing?

A.	Seligman has policies and procedures in place to restrict trades that, in its judgment, could prove disruptive in the management of portfolios of the Seligman Funds. As part of the Manager’s procedures, the Manager frequently rejects trades, issues warning letters, and prohibits accounts from making further exchanges. Since September 2003, when the first proceedings relating to trading practices within the mutual fund industry were publicly announced, Seligman has taken additional steps to strengthen its policies and procedures. A general description of the Seligman Funds’ policies is set forth in each Fund’s prospectus.

Q6.	Has Seligman conducted an internal review relating to market timing?

A.	The Manager completed its internal review in the fall of 2003. As of September 2003, the Manager had one arrangement that permitted frequent trading. This arrangement was in the process of being closed down by the Manager before September 2003. Based on a review of the Manager’s records for 2001 through 2003, the Manager identified three other arrangements that had permitted frequent trading in the Seligman Funds. All three had already been terminated prior to the end of September 2002. The results of the Manager’s internal review were presented to the Independent Directors of the Seligman Funds. In order to resolve matters with the Independent Directors relating to the four arrangements, the Manager in May 2004 paid approximately $75,000 to Seligman Global Growth Fund, $300,000 to Seligman Global Smaller Companies Fund and $1.6 million to Seligman Global Technology Fund in recognition that these global investment funds presented some potential for time zone arbitrage. The amounts paid by the Manager represented less than ½ of 1% of each such Fund’s net asset value as of the date such payments were made. In addition, with respect to Seligman Communications and Information Fund and notwithstanding that time zone arbitrage opportunities did not exist, the Manager, at the request of the Independent Directors, agreed to waive a portion of its management fee, amounting to five basis points (0.05%) per annum, for that Fund for a period of two years commencing on June 1, 2004.

Q7.	Does Seligman disclose its internal market timing control procedures?

A.	Seligman’s market timing control procedures are proprietary. The Manager believes that disclosing these procedures will reduce their effectiveness.

Q8.	What new practices are being considered to prevent market timing abuses?

A.	Like other members of the mutual fund industry, Seligman has considered, and continues to consider numerous options, including the implementation of redemption fees. Seligman also has contacted every financial intermediary that offers, sells, or purchases shares of the Seligman Funds in order to inform all of them that they must have reasonable policies and procedures to ensure that they do not knowingly permit or facilitate excessive trading of the Seligman Funds or knowingly use or facilitate any methods designed to disguise such trading in the Seligman Funds.

Q9.	Is Seligman involved with any federal or state investigation relating to market timing or late trading?

A.	Beginning in February 2004, Seligman was in discussions with the New York staff of the SEC and the Office of the New York Attorney General (“Attorney General”) in connection with their review of frequent trading in certain of the Seligman mutual funds. No late trading is involved. This review was apparently stimulated by Seligman’s voluntary public disclosure of the foregoing arrangements in January 2004. In March 2005, negotiations to settle the matter were initiated by the New York staff of the SEC. After several months of negotiations, tentative agreement was reached, both with the New York staff of the SEC and the Attorney General, on the financial terms of a settlement. However, settlement discussions with the Attorney General ended when the Attorney General sought to impose operating conditions on Seligman that were unacceptable to Seligman, would have applied in perpetuity and were not requested or required by the SEC. Subsequently, the New York staff of the SEC indicated that, in lieu of moving forward under the terms of the tentative financial settlement, the staff was considering recommending to the Commissioners of the SEC the instituting of a formal action against Seligman. Seligman believes that any action would be both inappropriate and unnecessary, especially in light of the fact that Seligman previously resolved the underlying issue with the Independent Directors of the Seligman Funds and made recompense to the affected Funds.

Immediately after settlement discussions with the Attorney General ended, the Attorney General issued subpoenas to certain of the Seligman Funds and their directors. The subpoenas sought various Board materials and information relating to the deliberations of the Independent Directors as to the advisory fees paid by the Seligman mutual funds to Seligman. Seligman has objected to the Attorney General’s seeking of such information and, on September 6, 2005, filed suit in federal district court seeking to enjoin the Attorney General from pursuing a fee inquiry. Seligman believes that the Attorney General’s inquiry is improper because Congress has vested exclusive regulatory oversight of investment company advisory fees in the SEC.

At the end of September 2005, the Attorney General indicated that it intended to file an action at some point in the future alleging, in substance, that Seligman permitted other persons to engage in frequent trading other than the arrangements described above and, as a result, the prospectus disclosure used by the Seligman Funds is and has been misleading. On September 26, 2006, the Attorney General commenced a civil action in New York State Supreme Court against J. & W. Seligman & Co. Incorporated, Seligman Advisors, Inc., Seligman Data Corp. and Brian T. Zino, reiterating, in substance, the foregoing claims and various other related matters. The Attorney General also claims that the fees charged by Seligman are excessive. The Attorney General is seeking damages and restitution, disgorgement, penalties and costs (collectively, “Damages”), including Damages of at least $80 million relating to alleged timing occurring in the Seligman Funds and disgorgement of profits and management fees, and injunctive relief. Seligman and Mr. Zino believe that the claims are without merit and intend to defend themselves vigorously.

Any resolution of these matters with regulatory authorities may include, but not be limited to, the relief sought by the Attorney General or other sanctions or changes in procedures. Any Damages will be paid by Seligman and not by the Seligman Funds. If Seligman is unsuccessful in its defense of these proceedings, it and its affiliates could be barred from providing services to the Seligman Funds, including serving as an investment adviser for the Seligman Funds and principal underwriter for the open-end Seligman Funds. If these results occur, Seligman will seek exemptive relief from the SEC to permit it and its affiliates to continue to provide services to the Seligman Funds. There is no assurance that such exemptive relief will be granted.

Seligman does not believe that the foregoing legal action or other possible actions should have a material adverse impact on Seligman or the Seligman Funds; however, there can be no assurance of this or that these matters and any related publicity will not result in reduced demand for shares of the Seligman Funds or other adverse consequences.

Q10.	Does Seligman have any market timing arrangements at the current time?

A.	Market timing arrangements in the Seligman Funds have been prohibited. In addition, Seligman has strengthened existing controls to discourage and help prevent market timing.

Q11.	Have any employees been disciplined in connection with the Manager’s overall internal review?

A.	One employee has left Seligman.

DESCRIPTION OF CAPITAL STOCK

(a)  Dividend Rights:  Common Stockholders are entitled to receive dividends only if and to the extent declared by the Board of Directors and only after (i) such provisions have been made for working capital and for reserves as the Board may deem advisable, (ii) full cumulative dividends at the rate of $0.625 per share per quarterly dividend period have been paid on the Preferred Stock for all past quarterly periods and have been provided for the current quarterly period, and (iii) such provisions have been made for the purchase or for the redemption (at a price of $55 per share) of the Preferred Stock as the Board may deem advisable. In any event, no dividend may be declared upon the Common Stock unless, at the time of such declaration, the net assets of the Corporation, after deducting the amount of such dividend and the amount of all unpaid dividends declared on the Preferred Stock, shall be at least equal to $100 per outstanding share of Preferred Stock. The equivalent figure was $3,301.31 at February 28, 2006.

(b)  Voting Rights:  The Preferred Stock is entitled to two votes and the Common Stock is entitled to one vote per share at all meetings of stockholders. In the event of a default in payments of dividends on the Preferred Stock equivalent to six quarterly dividends, the Preferred Stockholders are entitled, voting separately as a class to the exclusion of Common Stockholders, to elect two additional directors, such right to continue until all arrearages have been paid and current Preferred Stock dividends are provided for. Notwithstanding any provision of law requiring any action to be taken or authorized by the affirmative vote of the holders of a designated portion of all the shares or of the shares of each class, such action shall be effective if taken or authorized by the affirmative vote of a majority of the aggregate number of the votes entitled to vote thereon, except that a class vote of Preferred Stockholders is also required to approve certain actions adversely affecting their rights. Any change in the Corporation’s fundamental policies may also be authorized by the vote of 67% of the votes present at a meeting if the holders of a majority of the aggregate number of votes entitled to vote are present or represented by proxy.

Consistent with the requirements of Maryland law, the Corporation’s Charter provides that the affirmative vote of two-thirds of the aggregate number of votes entitled to be cast thereon shall be necessary to authorize any of the following actions: (i) the dissolution of the Corporation; (ii) a merger or consolidation of the Corporation (in which the Corporation is not the surviving corporation) with (a) an open-end investment company or (b) a closed-end investment company, unless such closed-end investment company’s Articles of Incorporation require a two-thirds or greater proportion of the votes entitled to be cast by such company’s stock to approve the types of transactions covered by clauses (i) through (iv) of this paragraph; (iii) the sale of all or substantially all of the assets of the Corporation to any person (as such term is defined in the 1940 Act); or (iv) any amendment of the Charter of this Corporation which makes any class of the Corporation’s stock a redeemable security (as such term is defined in the 1940 Act) or reduces the two-thirds vote required to authorize the actions listed in this paragraph. This could have the effect of delaying, deferring or preventing changes in control of the Corporation.

(c)  Liquidation Rights:  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment to the Preferred Stockholders of an amount equal to $50 per share plus dividends accrued or in arrears, the Common Stockholders are entitled, to the exclusion of the Preferred Stockholders, to share ratably in all the remaining assets of the Corporation available for distribution to stockholders.

(d)  Other Provisions:  Common Stockholders do not have preemptive, subscription or conversion rights, and are not liable for further calls or assessments. The Corporation’s Board of Directors (other than any directors who may be elected to represent Preferred Stockholders as described above) are classified as nearly as possible into three equal classes with a maximum three-year term so that the term of one class of directors expires annually. Such classification provides continuity of experience and stability of management while providing for the election of a portion of the Board of Directors each year. Such classification could have the effect of delaying, deferring or preventing changes in control of the Corporation.

The Board of Directors may classify or reclassify any unissued stock of any class with or without par value (including Preferred Stock and Common Stock) into one or more classes of preference stock on a parity with, but not having preference or priority over, the Preferred Stock by fixing or altering before the issuance thereof the designations, preferences, voting powers, restrictions and qualifications of, the fixed annual dividends on, the times and prices of redemption, the terms of conversion, the number and/or par value of the shares and other provisions of such stock to the full extent permitted by the laws of Maryland and the Corporation’s Charter. Stockholder approval of such action is not required.

DESCRIPTION OF WARRANTS

The Corporation’s Charter and Warrant certificates provide that each Warrant represents the right during an unlimited time to purchase one share of Common Stock at a price of $22.50 per share, subject to increase in the number of shares purchasable and adjustment of the price payable pursuant to provisions of the Charter requiring such adjustments whenever the Corporation issues any shares of Common Stock at a price less than the Warrant purchase price in effect immediately prior to issue. Each Warrant presently entitles the holder to purchase 22.50 shares of Common Stock at $1.00 per share. There were 12,082 Warrants outstanding at February 28, 2006. Fractional shares of Common Stock are not issued upon the exercise of Warrants. In lieu thereof, the Corporation issues scrip certificates representing corresponding fractions of the right to receive a full share of Common Stock if exchanged by the end of the second calendar year following issuance or of the proceeds of the sale of a full share if surrendered during the next four years thereafter.

COMPUTATION OF NET ASSET VALUE

Net asset value of the Common Stock is determined daily, Monday through Friday, as of the close of regular trading on the New York Stock Exchange (normally, 4:00 p.m. Eastern time) each day the New York Stock Exchange is open for trading.

Net asset value per share of Common Stock is determined by dividing the current value of the assets of the Corporation less its liabilities and the prior claim of the Preferred Stock by the total number of shares of Common Stock outstanding.

Generally, securities owned by the Corporation are valued at the last sale price on the securities exchange or securities market on which such securities primarily are traded. Securities not listed on an exchange or security market or for which there is no last sales price are valued at the mean of the most recent bid and asked price, or by the Manager based on quotations provided by primary market makers in such securities. If the Manager concludes that the most recently reported (or closing) price of a security held by the Corporation is no longer valid or reliable, or such price is otherwise unavailable, the Manager will value the security at its fair value as determined in accordance with procedures approved by the Board of Directors. This can occur in the event of, among other things, natural disasters, acts of terrorism, market disruptions, intra-day trading halts or extreme market volatility. Short-term holdings maturing in 60 days or less are generally valued at amortized cost if their original maturity was 60 days or less. Short-term holdings with more than 60 days remaining to maturity will be valued at current market value until the 61st day prior to maturity, and will then be valued on an amortized cost basis based on the value of such date unless the Board determines that this amortized cost value does not represent fair market value.

All assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars by a pricing service based upon the mean of the bid and asked prices of such currencies against the U.S. dollar quoted by a major bank which is a regular participant in the institutional foreign exchange markets.

DIVIDEND POLICY AND TAXES

Dividends:  Dividends are paid quarterly on the Preferred Stock and on the Common Stock in amounts representing substantially all of the net investment income earned each year. Payments on the Preferred Stock are in a fixed amount, but payments on the Common Stock vary in amount, depending on investment income received and expenses of operation. Substantially all of any taxable net gain realized on investments is paid to Common Stockholders at least annually in accordance with requirements under the Internal Revenue Code of 1986, as amended, and other applicable statutory and regulatory requirements. At December 31, 2005, the Corporation had a net capital loss carry-forward for federal income tax purposes of $285,514,996, which is available for offset against future taxable net capital gains with $248,552,472 expiring in 2010 and $36,962,524 expiring in 2011. Accordingly, no capital gain distributions are expected to be paid to stockholders until net capital gains have been realized in excess of the available capital loss carry-forward.

Unless SDC is otherwise instructed by you, dividends on the Common Stock are paid in cash and capital gain distributions are paid in book shares of Common Stock which are entered in your Tri-Continental account as “book credits.” Long-term gain distributions ordinarily are paid in shares of Common Stock, or, at your option, 75% in book shares and 25% in cash, or, in the alternative, 100% in cash. Shares distributed in payment of gain distributions are valued at market price or at net asset value, whichever is lower, on the valuation date. Distributions or dividends received by you will have the effect of reducing the net asset value of the shares of the Corporation by the amount of such distributions. If the net asset value of shares is reduced below your cost by a distribution, the distribution will be taxable as described below even though it is in effect a return of capital.

Taxes:  The Corporation intends to continue to qualify and elect to be treated as a regulated investment company under the Internal Revenue Code. As a regulated investment company, the Corporation will generally be exempt from federal income taxes on net ordinary income and capital gains that it distributes to stockholders, provided that at least 90% of its net ordinary income and net short-term capital gains are distributed to stockholders each year.

Qualification does not, of course, involve governmental supervision of management or investment practices or policies. Investors should consult their own counsel for a complete understanding of the requirements the Corporation must meet to qualify for such treatment. The information set forth below relates solely to the U.S. Federal income taxes on dividends and distributions by the Corporation and assumes that the Corporation qualifies as a regulated investment company.

Dividends on Common or Preferred Stock representing net investment income and distributions from the excess of net short-term capital gains over net long-term capital losses are taxable to stockholders as ordinary income, whether received in cash or invested in additional shares. To the extent designated as derived from the Corporation’s dividend income that would be eligible for the dividends received deduction if the Corporation were not a regulated investment company, they are eligible, subject to certain restrictions, for the 70% dividends received deduction for corporations. Distributions of net capital gain (i.e., the excess of net long-term capital gains over any net short-term capital losses) are taxable as long-term capital gain, whether received in cash or invested in additional shares, regardless of how long you have held your shares. The tax rate on net long-term capital gains for individuals is reduced generally from 20% to 15% (5% for individuals in lower tax brackets) for such gain held for more than one year and realized before January 1, 2009. Such distributions are not eligible for the dividends received deduction allowed to corporate stockholders. If you receive distributions in the form of additional shares issued by the Corporation, you will be treated for federal income tax purposes as having received a distribution in an amount equal to the fair market value on the date of distribution of the shares received.

Dividends declared in October, November or December, payable to stockholders of record on a specified date in such a month and paid in the following January will be treated as having been paid by the Corporation and received by each stockholder in December. Under this rule, therefore, stockholders may be taxed in one year on dividends or distributions actually received in January of the following year.

The Corporation is subject to a 4% nondeductible excise tax on the underdistribution of amounts required to be paid pursuant to a prescribed formula. The formula requires payment to stockholders during a calendar year of distributions representing at least 98% of the Corporation’s ordinary income for the calendar year, at least 98% of its capital gain net income realized during the one-year period ending October 31 during such year, and all ordinary income and capital gain net income for prior years that was not previously distributed. The Corporation intends to make sufficient distributions or deemed distributions of its ordinary income and capital gain net income prior to the end of each calendar year to avoid liability for the excise tax.

Any gain or loss you realize upon a sale or redemption of Common or Preferred Stock will generally be treated as a long-term capital gain or loss if you held your shares for more than one year and as a short-term capital gain or loss if you held your shares for one year or less. Individual stockholders will be subject to federal income tax on net capital gains at a maximum rate of 15% in respect of shares held for more than one year and disposed of before January 1, 2009. Net capital gain of a corporate stockholder is taxed at the same rate as ordinary income. However, if shares on which a long-term capital gain distribution has been received are subsequently sold or redeemed and such shares have been held for six months or less, (after taking into account certain hedging transactions), any loss you realize will be treated as long-term capital loss to the extent that it offsets the long-term capital gain distribution. No loss will be allowed on the sale or other disposition of shares of the Corporation if, within a period beginning 30 days before the date of such sale or disposition and ending 30 days after such date, you acquire (such as through the Automatic Dividend Investment and Cash Purchase Plan), or enter into a contract or option to acquire, securities that are substantially identical to the shares of the Corporation.

The tax treatment of the Corporation and of stockholders under the tax laws of the various states may differ from the federal tax treatment. You are urged to consult your own tax advisor regarding specific questions as to federal, state or local taxes, including questions regarding the alternative minimum tax.

The Corporation is required to withhold and remit to the U.S. Treasury a portion of taxable dividends and other reportable payments paid on your account if you provide the Corporation with either an incorrect Taxpayer Identification Number (this is your social security number for individuals) or no number at all or you fail to certify that you are not subject to such withholding. You should be aware that, under regulations promulgated by the Internal Revenue Service, the Corporation may be fined on an annual basis for each account for which a certified Taxpayer Identification Number is not provided. The Corporation may charge you a service fee equal to such fine for accounts not having a certified Taxpayer Identification Number. Certificates will not be issued unless an account is certified.

INVESTMENT PLANS AND OTHER SERVICES

Automatic Dividend Investment and Cash Purchase Plan

The Automatic Dividend Investment and Cash Purchase Plan is available for any Common stockholder who wishes to purchase additional shares of the Corporation’s Common Stock with dividends or other cash payments on shares owned, with cash dividends paid by other corporations in which stock is owned or with cash funds. The tax treatment of dividends and capital gain distributions is the same whether you take them in cash or reinvest them to buy additional shares of the Corporation. Details of the services offered under the Plan are given in the Authorization Form appearing in this Prospectus. Under the Plan, you appoint the Corporation as your purchase agent to receive or invest such dividends and cash funds forwarded by you for your accounts in additional shares of the Corporation’s Common Stock (after deducting a service charge), as described under “Method of Purchase” below. Funds forwarded by you under the Plan should be made payable to Tri-Continental Corporation and mailed to Tri-Continental Corporation, P.O. Box 9766, Providence, RI 02940-9766. Checks for investment must be in U.S. dollars drawn on a domestic bank. Credit card convenience checks and third party checks (i.e., checks made payable to a party other than Tri-Continental Corporation) may not be used to purchase shares under this Plan. You should direct all correspondence concerning the Plan to Seligman Data Corp., 100 Park Avenue, New York, NY 10017. At present, a service fee of up to a maximum of $2.00 will be charged for each cash purchase transaction. There is no charge for Automatic Dividend Investment. As of February 28, 2006, 19,806 stockholders, owning approximately 29,900,825 shares of Common Stock, were using the Plan. You may choose one or more of the services under the Plan and you may change your choices (or terminate participation) at any time by notifying SDC in writing. The Plan may be amended or terminated by written notice to Planholders.

Automatic Check Service

The Automatic Check Service enables you, if you are an Automatic Dividend Investment and Cash Purchase Planholder, to authorize checks to be drawn on your regular checking account at regular intervals for fixed amounts to be invested in additional shares of Common Stock for your account. An Authorization Form to be used to start the Automatic Check Service is included in this Prospectus.

Share Keeping Service

You may send certificates for shares of the Corporation’s Common Stock to SDC to be placed in your account. Certificates should be sent to Seligman Data Corp., 101 Sabin Street, Pawtucket, RI 02860-1427, with a letter requesting that they be placed in your account. You should not sign the certificates and they should be sent by certified or registered mail. Return receipt is advisable; however, this may increase mailing time. When your certificates are received by SDC, the shares will be entered in your Tri-Continental account as “book credits” and shown on the Statement of Account received from SDC. If you use the Share Keeping Service you should keep in mind that you must have a stock certificate for delivery to a broker if you wish to sell shares. A certificate will be issued and sent to you on your written request to SDC, usually within two business days of the receipt of your request. You should consider the time it takes for a letter to arrive at SDC and for a certificate to be delivered to you by mail before you choose to use this service.

Tax-Deferred Retirement Plans

Shares of the Corporation may be purchased for:

—Individual Retirement Accounts (IRAs) (available to current stockholders only);

—Savings Incentive Match Plans for Employees (SIMPLE IRAs);

—Simplified Employee Pension Plans (SEPs);

—Section 401(k) Plans for corporations and their employees; and

—Money Purchase Pension and Profit Sharing Plans for sole proprietorships, partnerships and corporations.

These types of plans may be established only upon receipt of a written application form. The Corporation may register an IRA investment for which an account application has not been received as an ordinary taxable account.

For more information, write Retirement Plan Services, Seligman Data Corp., 100 Park Avenue, New York, NY 10017. You may telephone toll-free by dialing (800) 445-1777 in the United States.

State Street Bank and Trust Company acts as trustee and custodian and performs other related services with respect to the Plans.

J. & W. Seligman & Co. Incorporated Matched Accumulation Plan

The Manager has a Matched Accumulation Plan (“Profit-Sharing Plan”) which provides that, through payroll deductions which may be combined with matching contributions and through any profit sharing distribution made by the Manager to the Profit-Sharing Plan, eligible employees of the Manager, Seligman Advisors, Inc. and Seligman Services, Inc. may designate that the payroll deductions and contributions made by the Manager and invested by the Plan trustee, be invested in certain investment companies for which the Manager serves as investment adviser. One such fund consists of Common Stock of the Corporation purchased by the trustee as described under “Method of Purchase.”

Seligman Data Corp. Employees’ Thrift Plan

SDC has an Employees’ Thrift Plan (“Thrift Plan”) which provides a systematic means by which savings, through payroll deductions, of eligible employees of SDC may be combined with matching contributions made by the company and invested by the Plan trustee, in certain investment companies for which the Manager serves as investment adviser, as designated by the employee. One such fund consists of Common Stock of the Corporation purchased by the trustee as described under “Method of Purchase.”

Method of Purchase

Purchases will be made by the Corporation from time to time on the New York Stock Exchange or elsewhere to satisfy dividend and cash purchase investments under the Automatic Dividend Investment and Cash Purchase Plan, tax-deferred retirement plans, and the investment plans noted above. Purchases will be suspended on any day when the closing price (or closing bid price if there were no sales) of the Common Stock on the New York Stock Exchange on the preceding trading day was higher than the net asset value per share (without adjustment for the exercise of Warrants remaining outstanding). If on the dividend payable date or the date shares are issuable to stockholders making Cash Purchase investments under the Plan (the “Issuance Date”), shares previously purchased by the Corporation are insufficient to satisfy dividend or Cash Purchase investments and on the last trading day immediately preceding the dividend payable date or the Issuance Date the closing sale or bid price of the Common Stock is lower than or the same as the net asset value per share, the Corporation will continue to purchase shares until a number of shares sufficient to cover all investments by stockholders has been purchased or the closing sale or bid price of the Common Stock becomes higher than the net asset value, in which case the Corporation will issue the necessary additional shares. If on the last trading date immediately preceding the dividend payable date or Issuance Date, the closing sale or bid price of the Common Stock was higher than the net asset value per share, and if shares of the Common Stock previously purchased on the New York Stock Exchange or elsewhere are insufficient to satisfy dividend or Cash Purchase investments, the Corporation will issue the necessary additional shares from authorized but unissued shares of the Common Stock.

Shares will be issued on the dividend payable date or the Issuance Date at a price equal to the lower of (1) the closing sale or bid price, plus commission, of the Common Stock on the New York Stock Exchange on the ex-dividend date or Issuance Date or (2) the greater of the net asset value per share of the Common Stock on such trading day (without adjustment for the exercise of Warrants remaining outstanding) and 95% of the closing sale or bid price of the Common Stock on the New York Stock Exchange on such trading day. In the past, the Common Stock ordinarily has been priced in the market at less than net asset value per share.

The net proceeds to the Corporation from the sale of any shares of Common Stock to the Plans will be added to its general funds and will be available for additional investments and general corporate purposes. The Manager anticipates that investment of any proceeds, in accordance with the Corporation’s investment objective and policies, will take up to thirty days from their receipt by the Corporation, depending on market conditions and the availability of appropriate securities, but in no event will such investment take longer than six months. Pending such investment in accordance with the Corporation’s objective and policies, the proceeds will be held in U.S. Government Securities (which term includes obligations of the United States Government, its agencies or instrumentalities) and other short-term money market instruments.

If you are participating in the Automatic Dividend Investment and Cash Purchase Plan and your shares are held under the Plan in book credit form, you may terminate your participation in the Plan and receive a certificate for all or a part of your shares or have all or a part of your shares sold for you by the Corporation and retain unsold shares in book credit form or receive a certificate for any shares not sold. Instructions must be signed by all registered stockholders and should be sent to Seligman Data Corp., 101 Sabin Street, Pawtucket, RI 02860-1427. If you elect to have shares sold, you will receive the proceeds from the sale, less any brokerage commissions. Only participants whose shares are held in book credit form may elect upon termination of their participation in the Plan to have shares sold in the above manner. All other stockholders of the Corporation must sell shares through a registered broker/dealer. As an additional measure to protect you and the Corporation, SDC may confirm written instructions by telephone before sending your money when the value of the shares being sold is $25,000 or more, or when proceeds are directed to be paid to an address or payee different from that on our records. This will not affect the date on which your instruction to sell shares is actually processed. Whenever the value of the shares being sold is $50,000 or more, or the proceeds are to be paid or mailed to an address or payee different from that on our records, the signature of all stockholders must be guaranteed by an eligible financial institution including, but not limited to, the following: banks, trust companies, credit unions, securities brokers and dealers, savings and loan associations and participants in the Securities Transfer Association Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange Medallion Signature Program. Notarization by a notary public is not an acceptable signature guarantee. The Corporation reserves the right to reject a signature guarantee where it is believed that the Corporation will be placed at risk by accepting such guarantee.

Systematic Withdrawal Plan

This Plan is available if you wish to receive fixed payments from your investment in the Common Stock in any amount at specified regular intervals. You may start a Systematic Withdrawal Plan if your shares of the Corporation’s Common Stock have a market value of $5,000 or more. Shares must be held in your account as book credits. SDC will act for you, make payments to you in specified amounts on either the 1st or 15th day of each month, as designated by you, and maintain your account. There is a charge by the agent of $1.00 per withdrawal payment for this service. This charge may be changed from time to time.

Payments under the Systematic Withdrawal Plan will be made by selling exactly enough full and fractional shares of Common Stock to cover the amount of the designated withdrawal. Sales may be made on the New York Stock Exchange, to the agent or a trustee for one of the other Plans, or elsewhere. Payments from sales of shares will reduce the amount of capital at work and dividend earning ability, and ultimately may liquidate the investment. Sales of shares may result in gain or loss for income tax purposes. Withdrawals under this Plan or any similar withdrawal plan of any other investment company, concurrent with purchases of shares of the Common Stock or of shares of any other investment company, will ordinarily be disadvantageous to the Planholder because of the payment of duplicative commission or sales loads.

Stockholder Information

SDC maintains books and records for all of the Plans, and confirms transactions to stockholders. To insure prompt delivery of checks, account statements and other information, you should notify SDC immediately, in writing, of any address changes. If you close your account during any year it is important that you notify SDC of any subsequent address changes to ensure that you receive a year-end statement and tax information for that year. You will be sent reports quarterly regarding the Corporation. General information about the Corporation may be requested by writing the Corporate Communications/Investor Relations Department, J. & W. Seligman & Co.

Incorporated, 100 Park Avenue, New York, NY 10017 or by telephoning the Corporate Communications/Investor Relations Department toll-free at (800) 221-7844 in the U.S. You may call (212) 850-1864 outside the U.S. Information about your account (other than a retirement plan account), may be requested by writing Stockholder Services, Seligman Data Corp., at the same address or by telephone by dialing toll-free (800) 874-1092 in the U.S. or 212-682-7600 outside the U.S. For information about a retirement account, call Retirement Plan Services toll-free at (800) 445-1777 or write Retirement Plan Services, Seligman Data Corp. at the above address. SDC may be telephoned Monday through Friday (except holidays) between the hours of 8:30 a.m. and 6:00 p.m. Eastern time. Your call will be answered by a service representative.

24-hour automated telephone access is available by dialing (800) 622-4597 (within the United States) on a touchtone telephone, which provides instant access to price, account balance, most recent transaction and other information. In addition, you may request Account Statements and Form 1099-DIV.

ISSUANCE OF SHARES IN CONNECTION WITH ACQUISITIONS

The Corporation may issue shares of its Common Stock in exchange for the assets of another investment company in transactions in which the number of shares of Common Stock of the Corporation to be delivered will be generally determined by dividing the current value of the seller’s assets by the current per share net asset value or market price on the New York Stock Exchange of the Common Stock of the Corporation, or by an intermediate amount. In such acquisitions, the number of shares of the Corporation’s Common Stock to be issued will not be determined on the basis of the market price of such Common Stock if such price is lower than its net asset value per share, except pursuant to an appropriate order of the Securities and Exchange Commission or approval by stockholders of the Corporation, as required by law. The Corporation is not presently seeking to acquire the assets of any investment company, but it may acquire the assets of companies from time to time in the future.

Some or all of the stock so issued may be sold from time to time by the recipients or their stockholders through brokers in ordinary transactions on stock exchanges at current market prices. The Corporation has been advised that such sellers may be deemed to be underwriters as that term is defined in the 1933 Act.

TABLE OF CONTENTS OF THE

STATEMENT OF ADDITIONAL INFORMATION

Additional Investment Policies	2
Directors and Officers	5
Management of the Corporation	12
Portfolio Managers	12
Holdings of Preferred Stock, Common Stock and Warrants	14
Brokerage Allocation and Other Practices	15
Financial Statements	16
Custodian, Stockholder Service Agent and Dividend Paying Agent and Experts	16
Report of Independent Registered Public Accounting Firm on Financial Highlights—Senior Securities—$2.50 Cumulative Preferred Stock	17

To: Seligman Data Corp. P.O. Box 9759 Providence, Rhode Island 02940-9759

AUTHORIZATION FORM

for

AUTOMATIC DIVIDEND

INVESTMENT

AND CASH PURCHASE PLAN

•AUTOMATIC DIVIDEND INVESTMENT

•AUTOMATIC INVESTMENT OF OTHER CORPORATIONS’ DIVIDENDS

•CASH PURCHASE PLAN

•AUTOMATIC CHECK SERVICE

Date

Gentlemen:

I own shares of Tri-Continental Corporation Common Stock registered as shown below:

ACCOUNT REGISTRATION

Stockholder’s Name (print or type)	Stockholder’s Signature*
Co-Holder’s Name	Co-Holder’s Signature*
Address (street and number)	Taxpayer Identification Number
City State Zip Code	Stockholder Account Number, if known

*	If shares are held or to be held in more than one name, all must sign, and plural pronouns will be implied in the text. In the case of co-holders, a joint tenancy with right of survivorship will be presumed unless otherwise specified.

Under penalties of perjury I certify that the number shown on this form is my correct Taxpayer Identification Number (Social Security Number) and that I am not subject to backup withholding either because I have not been notified that I am subject to backup withholding as a result of failure to report all interest or dividends, or the Internal Revenue Service has notified me that I am no longer subject to backup withholding. I certify to my legal capacity to purchase or sell shares of the Corporation for my own Account, or for the Account of the organization named above. I have received a current Prospectus of the Corporation and appoint Seligman Data Corp. as my agent to act in accordance with my instructions herein.

Date	Stockholder’s Signature

I have read the Terms and Conditions of the Automatic Dividend Investment and Cash Purchase Plan and the current Prospectus, a copy of which I have received, and I wish to establish a Plan to use the Services checked below:

SERVICE(S) DESIRED

☐ Automatic Investment of Tri-Continental Dividends

I wish to have my quarterly dividends invested in additional shares, and distributions from gains paid as follows:

☐ Credited to my account in additional full and fractional shares.

☐ Credited 75% to my account in shares and 25% paid to me in cash.

☐ Automatic Investment of Other Corporation’s Dividends

I intend to give orders for the payment of cash dividends from other corporations to be invested in shares of Tri-Continental Common Stock for my account.

Note:  Checks in payment of dividends from other corporations should indicate your name and Tri-Continental account number. The checks should be made payable to the order of Tri-Continental Corporation and be mailed to Seligman Data Corp., P.O. Box 9766, Providence, Rhode Island 02940-9766.

☐ Cash Purchases

I intend to send funds from time to time to be invested in shares of Tri-Continental Common Stock for my account.

Note:  Your checks should indicate your name and Tri-Continental account number. Make all checks payable to Tri-Continental Corporation and mail to Seligman Data Corp., P.O. Box 9766, Providence, Rhode Island 02940-9766.

☐ Automatic Check Service

I have completed the Authorization Form to have pre-authorized checks drawn on my regular checking account at regular intervals for investment in shares of Tri-Continental Common Stock.

5/06

AUTHORIZATION FORM for AUTOMATIC CHECK SERVICE

To start your Automatic Check Service, fill out this form and forward it with an unsigned bank check from your regular checking account (marked “void”) to:

Seligman Data Corp.

P.O. Box 9759

Providence, Rhode Island 02940-9759

Date

Gentlemen:

I own shares of Tri-Continental Corporation Common Stock, registered as shown below, which are entered in the Automatic Dividend Investment and Cash Purchase Plan.

1.  Stockholder Account Number (if known)

2.  AUTOMATIC CHECK SERVICE

Please arrange with my bank to draw pre-authorized checks on my regular checking account and invest $                                     in shares of Tri-Continental Common Stock every:

☐  month                                                 ☐  3 months

I have completed the “Bank Authorization to Honor Pre-Authorized Checks” which appears below and have enclosed one of my bank checks marked “void.” I understand that my checks will be invested on the fifth day of the month and that I must remember to deduct the amount of my investment as it is made from my checking account balance.

BANK AUTHORIZATION TO HONOR PRE-AUTHORIZED CHECKS

To:

(Name of Bank)

(Address of Bank or Branch, Street, City, State and Zip)

Please honor pre-authorized checks drawn on my account by Seligman Data Corp., 100 Park Avenue, New York, NY 10017, to the order of Tri-Continental Corporation, and charge them to my checking account. Your authority to do so shall continue until you receive written notice from me revoking it. You may terminate your participation in this arrangement at any time by written notice to me. I agree that your rights with respect to each pre-authorized check shall be the same as if it were a check drawn and signed by me. I further agree that should any such check be dishonored, with or without cause, intentionally or inadvertently, you shall be held under no liability whatsoever.

Checking Account No.
Name(s) of Depositor(s)—Please Print	Signature(s) of Depositor(s)—As carried by Bank
Address (Street)	City State Zip Code

5/06

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TERMS AND CONDITIONS

The Automatic Dividend Investment and Cash Purchase Plan provides Tri-Continental Common stockholders with four ways to add to their investments: 1) with Tri-Continental dividends and distributions, 2) with cash dividends from other corporations, 3) with cash payments, in any amount at any time, and 4) with cash provided by pre-authorized checks through the Automatic Check Service. A Planholder may use any or all of these Services, subject to the following terms and conditions:

1.  Seligman Data Corp. (“SDC”), as Plan service agent, will maintain accounts and confirm to Planholders, as soon as practicable after each investment, the number of shares of Common Stock acquired and credited to the accounts and the cost. Tri-Continental Corporation (the “Corporation”), as purchase agent, will purchase shares for Planholders. All checks for dividends payable by other corporations or for cash purchase payments sent by Planholders for investment in additional shares of Tri-Continental Common Stock should be drawn to the order of Tri-Continental Corporation and mailed to Seligman Data Corp., P.O. Box 9766, Providence, Rhode Island 02940-9766.

2.  Funds received by the Corporation for a Planholder will be combined with funds of other Planholders and those funds may be combined with funds available under the other Plans for the purchase of Tri-Continental Common Stock in order to minimize brokerage commissions on shares purchased. Shares will be purchased in accordance with the current Prospectus. Dividends from other corporations and purchase cash received from Planholders or through the Automatic Check Service will be invested at least once each 30 days.

3.   Shares will be issued under the Plan in accordance with the current Prospectus.

4.  No stock certificates will be delivered for shares acquired unless the Plan account is terminated or the Planholder requests their delivery by writing to SDC. The shares acquired will be held in each Planholder’s account as book credits.

5.  Certificates held by a Planholder, or subsequently received, may be sent to SDC for credit to a Plan account. A certificate for any full shares held in a Plan account will be issued at a Planholder’s request. The time required to obtain a certificate to sell through a broker, or for other purposes, will be that needed to send a written request to SDC to withdraw the certificate (normally two business days) and to mail the certificate to the Planholder through the U.S. Postal Service.

6.  A maximum service charge of $2.00 will be deducted before each investment is made for a Plan account. There is no charge for Automatic Dividend Investment.

7.  Applications for the Automatic Check Service are subject to acceptance by the Planholder’s bank and SDC. SDC will prepare Automatic Check Service checks with the same magnetic ink numbers that are on a Planholder’s check and will arrange with the Planholder’s bank to start the Service in accordance with the Planholder’s instructions. A minimum of 30 days from the date of receipt of an application by SDC is required to contact the bank and initiate the Service. If for any reason the bank is unable to honor a pre-authorized check request, the Planholder will be notified promptly.

Shares with a market value of at least two times the amount of the authorized checks must be held as book credits for the Planholder’s account by SDC. If any check is dishonored or if the value of shares held by SDC in an account falls below the required minimum, the Service may be suspended. The Service may be reinstated upon written request by the Planholder including an indication that the cause of the interruption has been corrected.

If a Planholder’s check is not honored by the Planholder’s bank at any time, SDC is authorized to sell exactly enough full and fractional shares from the Planholder’s account to equal the amount of the dishonored check.

8.  A Planholder or SDC may terminate a Plan account at any time upon notice in writing before the record date of a dividend or distribution by Tri-Continental. A Plan account will terminate automatically if the Planholder sells or transfers all of the shares in the Plan account. If a Plan account is terminated, a certificate for the full shares held may be issued and sent to the Planholder, and any fractional shares may be liquidated at the Planholder’s request. Terminating Planholders may elect to have all or part of their shares sold by the Corporation, if their shares are held in book credit form. If a Plan account is terminated between the record and payment dates of a dividend, the dividend payment will be made in cash.

9.  In acting under this Plan, the Corporation and SDC will be liable only for willful misfeasance or gross negligence.

10.  A Planholder may adopt or suspend one or more of the Plan Services by sending a revised Authorization Form or notice in writing to SDC.

11.  All additional shares registered in a Planholder’s name which are acquired under one or more of the Plan Services or by other means will participate automatically in each of the Plan services elected.

an investment you can live with

INVESTMENT MANAGER

J. & W. Seligman & Co.

Incorporated

STOCKHOLDER

SERVICE AGENT

Seligman Data Corp.

PORTFOLIO SECURITIES

CUSTODIAN

State Street Bank and

Trust Company

GENERAL COUNSEL

Sullivan & Cromwell LLP

Listed on the

New York Stock Exchange

TY

TRI-CONTINENTAL CORPORATION

Statement of Additional Information

May     , 2007

100 Park Avenue

New York, New York 10017

New York City Telephone: (212) 682-7600

Toll-Free Telephone: (800) 874-1092 in the United States

For Retirement Plan Information - Toll-Free Telephone: (800) 445-1777

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to the current Prospectus of Tri-Continental Corporation (the “Corporation”), dated May 1, 2006 (the “Prospectus”), and should be read in conjunction therewith. A copy of the Prospectus may be obtained by writing or calling the Corporation at the above address or telephone numbers. The SAI, as well as the Corporation’s most recent Annual and Semi-Annual Reports are also available at the Corporation’s website, www.tricontinental.com. The website references in this SAI are inactive textual references and information contained in or otherwise accessible through these websites does not form a part of this SAI.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission (“SEC”).

Table of Contents

Additional Investment Policies (See “Investment Objective and Other Policies and Related Risks” in the Prospectus)	2
Directors and Officers	6
Management of the Corporation (See "Management of the Corporation" in the Prospectus)	13
Portfolio Managers	13
Holdings of Preferred Stock, Common Stock and Warrants	15
Brokerage Allocation and Other Practices	16
Financial Statements	17
Custodian, Stockholder Service Agent and Dividend Paying Agent and Experts	17
Report of Independent Registered Public Accounting Firm on Financial Highlights – Senior Securities - $2.50 Cumulative Preferred Stock	18

ADDITIONAL INVESTMENT POLICIES

The investment objectives and policies of the Corporation are set forth in the Prospectus. Certain additional investment information is set forth below. Defined terms used herein and not otherwise defined shall have the meanings ascribed to them in the Prospectus.

Fundamental Policies

The Corporation’s stated fundamental policies, which may not be changed without a vote of stockholders, are listed below. Within the limits of these fundamental policies, J. & W. Seligman and Co. Incorporated (the “Manager”) has reserved freedom of action. The Corporation:

(1)	may issue senior securities such as bonds, notes or other evidences of indebtedness if immediately after issuance the net assets of the Corporation provide 300% coverage of the aggregate principal amount of all bonds, notes or other evidences of indebtedness and that amount does not exceed 150% of the capital and surplus of the Corporation;

(2)	may issue senior equity securities on a parity with, but not having preference or priority over, the Preferred Stock if immediately after issuance its net assets are equal to at least 200% of the aggregate amount (exclusive of any dividends accrued or in arrears) to which all shares of the Preferred Stock, then outstanding, shall be entitled as a preference over the Common Stock in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation;

(3)	may borrow money for substantially the same purposes as it may issue senior debt securities, subject to the same restrictions and to any applicable limitations prescribed by law;

(4)	may engage in the business of underwriting securities either directly or through majority-owned subsidiaries subject to any applicable restrictions and limitations prescribed by law;

(5)	does not intend to concentrate its assets in any one industry although it may from time to time invest up to 25% of the value of its assets, taken at market value, in a single industry;

(6)	may not, with limited exceptions, purchase and sell real estate directly but may do so through majority-owned subsidiaries, so long as its real estate investments do not exceed 10% of the value of the Corporation’s total assets;

(7)	may not purchase or sell commodities or commodity contracts; and

(8)	may make money loans (subject to restrictions imposed by law and by charter) (a) only to its subsidiaries, (b) as incidents to its business transactions or (c) for other purposes. It may lend its portfolio securities to brokers or dealers in corporate or government securities, banks or other recognized institutional borrowers of securities subject to any applicable requirements of a national securities exchange or of a governmental regulatory body against collateral consisting of cash or direct obligations of the United States, maintained on a current basis, so long as all such loans do not exceed 10% of the value of total assets, and it may make loans represented by repurchase agreements, as described in the Prospectus, so long as such loans do not exceed 10% of the value of total assets.

During its last three fiscal years, the Corporation did not: (a) issue senior securities; (b) borrow any money; (c) underwrite securities; (d) concentrate investments in particular industries or groups of industries; (e) purchase or sell real estate, commodities, or commodity contracts; or (f) make money loans or lend portfolio securities.

Other Policies

Leverage.    When securities are loaned, the Corporation receives from the borrower the equivalent of dividends or interest paid by the issuer of securities on loan and, at the same time, makes short-term investments with the cash collateral and retains the interest earned, after payment to the borrower or placing broker of a negotiated portion of such interest, or receives from the borrower an agreed upon rate of interest in the case of loans collateralized by direct obligations of the United States. The Corporation does not have the right to vote securities on loan, but would expect to terminate the loan and regain the right to vote if that were considered important with respect to the investment.

2

Foreign Securities.    In order to take advantage of opportunities that may be provided by debt instruments of foreign issuers, the Corporation may from time to time invest up to 3% of its assets in debt securities issued or guaranteed by a foreign government or any of its political subdivisions, authorities, agencies or instrumentalities and in related forward contracts. The Manager will determine the percentage of assets invested in securities of a particular country or denominated in a particular currency in accordance with its assessment of the relative yield and appreciation potential of such securities and the relationship of a country’s currency to the US dollar. Currently, the Corporation may invest in securities denominated in foreign currencies or US dollars of issuers located in the following countries: Australia, Austria, Belgium, Canada, Denmark, France, Germany, Hong Kong, Italy, Japan, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, Thailand and the United Kingdom. An issuer of debt securities purchased by the Corporation may be domiciled in a country other than the country in whose currency the instrument is denominated.

The Corporation’s returns on foreign currency denominated debt instruments can be adversely affected by changes in the relationship between the US dollar and foreign currencies. The Corporation may engage in currency exchange transactions to protect against uncertainty in the level of future exchange rates in connection with hedging and other non-speculative strategies involving specific settlement transactions or portfolio positions. The Corporation will conduct its currency exchange transactions either on a spot (i.e., cash) basis at the rate prevailing in the currency market or through forward contracts.

Rights and Warrants.    The Corporation may not invest in rights and warrants if, at the time of acquisition, the investment in rights and warrants would exceed 5% of the Corporation’s net assets, valued at the lower of cost or market. In addition, no more than 2% of net assets may be invested in warrants not listed on the New York or American Stock Exchanges. For purposes of this restriction, warrants acquired by the Corporation in units or attached to securities may be deemed to have been purchased without cost.

Forward Foreign Currency Exchange Contracts.    A forward foreign currency exchange contract (or forward contract) is an agreement to purchase or sell a specific currency at a future date and at a price set at the time the contract is entered into. The Corporation will generally enter into forward foreign currency exchange contracts to fix the US dollar value of a security it has agreed to buy or sell for the period between the date the trade was entered into and the date the security is delivered and paid for, or, to hedge the US dollar value of securities it owns.

The Corporation may enter into a forward contract to sell or buy the amount of a foreign currency it believes may experience a substantial movement against the US dollar. In this case, the contract would approximate the value of some or all of the Corporation’s portfolio securities denominated in such foreign currency. Under normal circumstances, the portfolio manager will limit forward currency contracts to not greater than 75% of the Corporation’s portfolio position in any one country as of the date the contract is entered into. This limitation will be measured at the point the hedging transaction is entered into by the Corporation. Under extraordinary circumstances, the Manager may enter into forward currency contracts in excess of 75% of the Corporation’s portfolio position in any one country as of the date the contract is entered into. The precise matching of the forward contract amounts and the value of securities involved will not generally be possible since the future value of such securities in foreign currencies will change as a consequence of market involvement in the value of those securities between the date the forward contract is entered into and the date it matures. The projection of short-term currency market movement is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain. Under certain circumstances, the Corporation may commit up to the entire value of its assets which are denominated in foreign currencies to the consummation of these contracts. The Manager will consider the effect a substantial commitment of its assets to forward contracts would have on the investment program of the Corporation and its ability to purchase additional securities.

Except as set forth above and immediately below, the Corporation will also not enter into such forward contracts or maintain a net exposure to such contracts where the consummation of the contracts would oblige the Corporation to deliver an amount of foreign currency in excess of the value of the Corporation’s portfolio securities or other assets denominated in that currency. The Corporation, in order to avoid excess transactions and transaction costs, may nonetheless maintain a net exposure to forward contracts in excess of the value of the Corporation’s portfolio securities or other assets denominated in that currency provided the excess amount is “covered” by cash or liquid, high-grade debt securities, denominated in any currency, at least equal at all times to the amount of such excess. Under normal circumstances, consideration of the prospect for currency parties will be incorporated into the longer-term investment decisions made with regard to overall diversification strategies. However, the Manager believes that it is important to have the flexibility to enter into such forward contracts when it determines that the best interests of the Corporation will be served.

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At the maturity of a forward contract, the Corporation may either sell the portfolio security and make delivery of the foreign currency, or it may retain the security and terminate its contractual obligation to deliver the foreign currency by purchasing an “offsetting” contract obligating it to purchase, on the same maturity date, the same amount of the foreign currency.

As indicated above, it is impossible to forecast with absolute precision the market value of portfolio securities at the expiration of the forward contract. Accordingly, it may be necessary for the Corporation to purchase additional foreign currency on the spot market (and bear the expense of such purchase) if the market value of the security is less than the amount of foreign currency the Corporation is obligated to deliver and if a decision is made to sell the security and make delivery of the foreign currency. Conversely, it may be necessary to sell on the spot market some of the foreign currency received upon the sale of the portfolio security if its market value exceeds the amount of foreign currency the Corporation is obligated to deliver. However, the Corporation may use liquid, high-grade debt securities, denominated in any currency, to cover the amount by which the value of a forward contract exceeds the value of the securities to which it relates.

If the Corporation retains the portfolio security and engages in offsetting transactions, the Corporation will incur a gain or a loss (as described below) to the extent that there has been movement in forward contract prices. If the Corporation engages in an offsetting transaction, it may subsequently enter into a new forward contract to sell the foreign currency. Should forward prices decline during the period between the Corporation’s entering into a forward contract for the sale of a foreign currency and the date it enters into an offsetting contract for the purchase of the foreign currency, the Corporation will realize a gain to the extent the price of the currency it has agreed to sell exceeds the price of the currency it has agreed to purchase. Should forward prices increase, the Corporation will suffer a loss to the extent the price of the currency it has agreed to purchase exceeds the price of the currency it has agreed to sell.

The Corporation’s dealing in forward foreign currency exchange contracts will be limited to the transactions described above. Of course, the Corporation is not required to enter into forward contracts with regard to its foreign currency-denominated securities and will not do so unless deemed appropriate by the Manager. It also should be realized that this method of hedging against a decline in the value of a currency does not eliminate fluctuations in the underlying prices of the securities. It simply establishes a rate of exchange at a future date. Additionally, although such contracts tend to minimize the risk of loss due to a decline in the value of a hedged currency, at the same time, they tend to limit any potential gain which might result from an increase in the value of that currency.

Stockholders should be aware of the costs of currency conversion. Although foreign exchange dealers do not charge a fee for conversion, they do realize a profit based on the difference (the “spread”) between the prices at which they are buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency to the Corporation at one rate, while offering a lesser rate of exchange should the Corporation desire to resell that currency to the dealer.

Investment income received by the Corporation from sources within foreign countries may be subject to foreign income taxes withheld at the source. The United States has entered into tax treaties with many foreign countries which entitle the Corporation to a reduced rate of such taxes or exemption from taxes on such income. It is impossible to determine the effective rate of foreign tax in advance since the amounts of the Corporation’s assets to be invested within various countries is not known.

Options.    The Manager must seek approval of the Board of Directors to invest in any option if it is of a type the Corporation has not previously utilized. Pursuant to this policy, the Board has approved the Manager’s request that the Corporation be permitted to purchase put options, call options, put spreads, call spreads and collars, and to sell covered call options (i.e., where the Corporation owns the underlying security) and covered put options (i.e., where the Corporation maintains the cash or collateral to cover the obligation created by the put). These instruments are described below.

An option is a contract that gives the holder the right to purchase (“call”) or sell (“put”) a specified security for an agreed upon price at any time before the contract’s expiration date. The amount paid for an option is known as the premium, and the exercise price is known as the strike price. The purchaser of an option has the right, but not the obligation, to purchase or sell a security. The seller (or “writer”) of an option, conversely, has an obligation to sell or purchase a security if the option is exercised. Some options have standardized terms and are traded on securities exchanges. Others are privately negotiated and have no or only a limited trading market. Options may be used individually or in combinations (e.g., put spreads and collars) to hedge securities positions or to seek increased investment returns.

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Put spreads and collars are designed to protect against a decline in value of a security an investor owns. A collar involves the purchase of a put and the simultaneous writing of a call on the same security at a higher strike price. The put protects the investor from a decline in the price of the security below the put’s strike price. The call means that the investor will not benefit from increases in the price of the stock beyond the call’s strike price. In a put spread, an investor purchases a put and simultaneously writes a put on the same security at a lower strike price. This combination protects the investor against a decline in the stock price down to the lower strike price. The premium received for writing the call (in the case of a collar) or writing the put (in the case of a put spread) offsets, in whole or in part, the premium paid to purchase the put. In a call spread, an investor purchases a call and simultaneously sells a call on the same security, with the call sold having a higher strike price than the call purchased. The purchased call is designed to provide exposure to a potential increase in the value of a security an investor owns. The premium received for writing the call offsets, in part, the premium paid to purchase the corresponding call, but it also means that the investor will not benefit from increases in the price of the security beyond the sold call’s strike price.

Options transactions can involve a high degree of risk, including the possibility of a total loss of the amount invested. A person who purchases options runs the risk of losing the entire premium paid if the option expires “out of the money” (i.e., if the strike price for a call option is higher than the market price, or the strike price for a put option is lower than the market price). A person who writes options earns premium income but is subject to the risk of having to sell a security at less than its market price (or buy a security at more than its market price). When options are purchased over-the-counter, there is a risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such over-the-counter options may also be illiquid and, in such cases, the Corporation may have difficulty closing out its position.

Equity-Linked Securities.    The Corporation may invest in equity-linked securities (each, an “ELS”) as part of its overall investment strategy. An ELS is a debt instrument whose value is based on the value of a single equity security, basket of equity securities or an index of equity securities (each, an “Underlying Equity”). An ELS typically provides interest income, thereby offering a yield advantage over investing directly in an Underlying Equity. However, the holder of an ELS typically does not benefit from any appreciation in the Underlying Equity, but is exposed to downside market risk. The Corporation may purchase ELSs that trade on a securities exchange or those that trade on the over-the-counter markets, including Rule 144A securities. The Corporation may also purchase ELSs in a privately negotiated transaction with the issuer of the ELSs (or its broker-dealer affiliate, collectively referred to in this section as the “issuer”). The Corporation may or may not hold an ELS until its maturity.

Investments in ELSs subject the Corporation to risks, primarily to the downside market risk associated with the Underlying Equity, and to additional risks not typically associated with investments in listed equity securities, such as liquidity risk, credit risk of the issuer, and concentration risk. Most ELSs do not have any downside protection (though some ELSs provide for a floor on the downside). In general, an investor in an ELS has the same downside risk as an investor in the Underlying Equity. The liquidity of an ELS that is not actively traded on an exchange is linked to the liquidity of the Underlying Equity. The issuer of an ELS generally purchases the Underlying Equity as a hedge. If the Corporation wants to sell an ELS back to the issuer prior to its maturity, the issuer may sell the Underlying Equity to unwind the hedge and, therefore, must take into account the liquidity of the Underlying Equity in negotiating the purchase price the issuer will pay to the Corporation to acquire the ELS.

The liquidity of unlisted ELSs is normally determined by the willingness of the issuer to make a market in the ELS. While the Corporation will seek to purchase ELSs only from issuers that it believes to be willing to, and capable of, repurchasing the ELS at a reasonable price, there can be no assurance that the Corporation will be able to sell any ELS at such a price or at all. This may impair the Corporation's ability to enter into other transactions at a time when doing so might be advantageous. In addition, because ELSs are senior unsecured notes of the issuer, the Corporation would be subject to the credit risk of the issuer and the potential risk of being too concentrated in the securities (including ELSs) of that issuer. The Corporation bears the risk that the issuer may default on its obligations under the ELS. In the event of insolvency of the issuer, the Corporation will be unable to obtain the intended benefits of the ELS. Moreover, it may be may be difficult to obtain market quotations for purposes of valuing the Corporation’s ELSs and computing the Corporation’s net asset value.

Price movements of an ELS will likely differ significantly from price movements of the Underlying Equity, resulting in the risk of loss if the Manager is incorrect in its expectation of fluctuations in securities prices, interest rates or currency prices or other relevant features of an ELS.

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Portfolio Turnover

The Corporation’s portfolio turnover rate for the years ended December 31, 2005 and 2004 were 70.77% and 47.36%, respectively.

DIRECTORS AND OFFICERS

Board of Directors

The Board of Directors provides broad supervision over the affairs of the Corporation.

Management Information

Information with respect to Directors and officers of the Corporation and their business experience for the past five years is shown below. Unless otherwise noted, their addresses are 100 Park Avenue, New York, New York 10017.

Name, (Age), Position(s) With Corporation	Term of Office and Length of Time Served*	Principal Occupation(s) During Past 5 Years, Directorships and Other Information	Number of Portfolios in Fund Complex Overseen by Director

INDEPENDENT DIRECTORS

John R. Galvin (76) Director	2006-2009; 1995 to Date	Dean Emeritus, Fletcher School of Law and Diplomacy at Tufts University; Director or Trustee of each of the investment companies of the Seligman Group of Funds**; and Chairman Emeritus, American Council on Germany. Formerly, Director, Raytheon Co. (defense and commercial electronics); Governor of the Center for Creative Leadership, and Trustee, Institute for Defense Analyses. From February 1995 until June 1997, he was a Director, USLIFE Corporation (life insurance). From June 1987 to June 1992, he was the Supreme Allied Commander, NATO, and the Commander-in-Chief, United States European Command.	58

Alice S. Ilchman (71) Director	2004-2007; 1990 to Date	President Emerita, Sarah Lawrence College; Director or Trustee of each of the investment companies of the Seligman Group of Funds**; Director, Jeannette K. Watson Fellowship (internships for college students); Trustee, the Committee for Economic Development; Governor, Court of Governors, London School of Economics; and Director, Public Broadcasting Service (PBS). Formerly, Trustee, Save the Children (non-profit child-assistance organization); Chairman (from January 1996 until December 2000), The Rockefeller Foundation (charitable foundation); and Director (from September 1987 until September 1997), New York Telephone Company.	58

Frank A. McPherson (73) Director	2004-2007; 1995 to Date	Retired Chairman of the Board and Chief Executive Officer of Kerr-McGee Corporation (diversified energy and chemical company); Director or Trustee of each of the investment companies of the Seligman Group of Funds**; and Director, DCP Midstream GP, LLP (natural gas processing), Integris Health (owner of various hospitals), Oklahoma Chapter of the Nature Conservancy, Oklahoma Medical Research Foundation, Boys and Girls Clubs of Oklahoma, Oklahoma City Public Schools Foundation and Oklahoma Foundation for Excellence in Education. Formerly, Director, ConocoPhillips (integrated international oil corporation); BOK Financial (bank holding company); Kimberly-Clark Corporation (consumer products); and Director (from 1990 until 1994), the Federal Reserve System’s Kansas City Reserve Bank.	58

Betsy S. Michel (63) Director	2005-2008; 1985 to Date	Attorney; Director or Trustee of each of the investment companies of the Seligman Group of Funds**; and Trustee, The Geraldine R. Dodge Foundation (charitable foundation). Formerly, Chairman of the Board of Trustees of St. George’s School (Newport, RI) and Trustee, World Learning, Inc. (international educational training) and Council of New Jersey Grantmakers.	58

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Name, (Age), Position(s) With Corporation	Term of Office and Length of Time Served*	Principal Occupation(s) During Past 5 Years, Directorships and Other Information	Number of Portfolios in Fund Complex Overseen by Director

Leroy C. Richie (64) Director	2004-2007; 2000 to Date	Counsel, Lewis & Munday, P.C. (law firm); Chairman and Chief Executive Officer, Q Standards Worldwide, Inc. (library of technical standards); Director or Trustee of each of the investment companies of the Seligman Group of Funds** (with the exception of Seligman Cash Management Fund, Inc.); Director, Kerr-McGee Corporation (diversified energy and chemical company), Infinity, Inc. (oil and gas services and exploration) and Vibration Control Technologies, LLC (auto vibration technology); Lead Outside Director, Digital Ally, Inc. (digital imaging); Director and Chairman, Highland Park Michigan Economic Development Corp; and Chairman, Detroit Public Schools Foundation. Formerly, Trustee, New York University Law Center Foundation; Vice Chairman, Detroit Medical Center and Detroit Economic Growth Corp.; and Vice President and General Counsel (from 1990 until 1997), Automotive Legal Affairs, Chrysler Corporation.	57

Robert L. Shafer (73) Director	2006-2009; 1991 to Date	Ambassador and Permanent Observer of the Sovereign Military Order of Malta to the United Nations; and Director or Trustee of each of the investment companies of the Seligman Group of Funds**. Formerly, Director (from May 1987 until June 1997), USLIFE Corporation (life insurance); and Vice President (from December 1973 until January 1996), Pfizer Inc. (pharmaceuticals).	58

James N. Whitson (71) Director	2005-2008; 1993 to Date	Retired Executive Vice President and Chief Operating Officer, Sammons Enterprises, Inc. (diversified holding company); Director or Trustee of each of the investment companies of the Seligman Group of Funds**; Director, CommScope, Inc. (manufacturer of coaxial cable). Formerly, Director and Consultant, Sammons Enterprises, Inc. and Director, C-SPAN (cable television networks).	58

INTERESTED DIRECTORS AND PRINCIPAL OFFICERS

William C. Morris*** (68) Director and Chairman of the Board	2006-2009; 1988 to Date	Chairman, J. & W. Seligman & Co. Incorporated; Chairman of the Board and Director or Trustee of each of the investment companies of the Seligman Group of Funds**; Chairman, Seligman Advisors, Inc., Seligman Services, Inc. and Carbo Ceramics Inc. (manufacturer of ceramic proppants for oil and gas industry); Director, Seligman Data Corp.; and President and Chief Executive Officer, The Metropolitan Opera Association. Formerly, Director, Kerr-McGee Corporation (diversified energy and chemical company) and Chief Executive Officer of each of the investment companies of the Seligman Group of Funds.	58

Brian T. Zino*** (53) Director, President and Chief Executive Officer	2005-2008; Dir.: 1993 to Date Pres.: 1995 to Date CEO.: 2002 to Date	Director and President, J. & W. Seligman & Co. Incorporated; Chief Executive Officer, President and, with the exception of Seligman Cash Management Fund, Inc., Director or Trustee of each of the investment companies of the Seligman Group of Funds**; Director, Seligman Advisors, Inc. and Seligman Services, Inc.; Chairman, Seligman Data Corp.; Member of the Board of Governors of the Investment Company Institute; and Director (formerly Chairman), ICI Mutual Insurance Company.	57

Charles W. Kadlec (60) Vice President	1996 to Date	Director and Managing Director, J. & W. Seligman & Co. Incorporated and Director and President, Seligman Advisors, Inc. and Seligman Services, Inc. He is also Vice President and Portfolio Manager of Seligman Time Horizon Harvester Series, Inc and Vice President and Co-Portfolio Manager of Seligman TargetHorizon ETF Portfolios, Inc.	N/A

John B. Cunningham (41) Vice President and Portfolio Manager	2004 to Date	Managing Director and Chief Investment Officer, J. & W. Seligman & Co. Incorporated; Vice President and Portfolio Manager of Seligman Common Stock Fund, Inc., and Seligman Income and Growth Fund, Inc. Vice President of Seligman Portfolios, Inc. and Portfolio Manager of Seligman Common Stock Portfolio and Vice President and Co-Portfolio Manager of Seligman TargetHorizon ETF Portfolios, Inc. Formerly, beginning in 2001, Managing Director, Senior Portfolio Manager, Salomon Brothers Asset Management (“SBAM”) and Group Head, SBAM’s Equity Team. Prior to 2001, Director, Portfolio Manager of SBAM.	N/A

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Name, (Age), Position(s) With Corporation	Term of Office and Length of Time Served*	Principal Occupation(s) During Past 5 Years, Directorships and Other Information	Number of Portfolios in Fund Complex Overseen by Director

Michael F. McGarry (42) Vice President and Co-Portfolio Manager	2004 to Date	Managing Director, J. & W. Seligman & Co. Incorporated; Vice President and Co-Portfolio Manager of Seligman Common Stock Fund, Inc.; and Vice President of Seligman Portfolios, Inc. and Co-Portfolio Manager of Seligman Common Stock Portfolio. He joined Seligman in August 1990 as an Institutional Portfolio Administrator and has been a member of the team managing the Funds since October 2001.	N/A

Eleanor T.M. Hoagland (54) Vice President and Chief Compliance Officer	2004 to Date	Managing Director, J. & W Seligman & Co. Incorporated; and Vice President and Chief Compliance Officer of each of the investment companies of the Seligman Group of Funds**.	N/A

Thomas G. Rose (48) Vice President	2000 to Date	Managing Director, Chief Financial Officer and Treasurer, J. & W. Seligman & Co. Incorporated, Senior Vice President, Finance, Seligman Advisors, Inc. and Seligman Data Corp.; and Vice President of each of the investment companies of the Seligman Group of Funds**, Seligman Services, Inc. and Seligman International, Inc.	N/A

Lawrence P. Vogel (49) Vice President and Treasurer	V.P.: 1992 to Date Treas.: 2000 to Date	Senior Vice President and Treasurer, Investment Companies, J. & W. Seligman & Co. Incorporated; Vice President and Treasurer of each of the investment companies of the Seligman Group of Funds**; and Treasurer, Seligman Data Corp.	N/A

Frank J. Nasta (41) Secretary	1994 to Date

Director, Managing Director, General Counsel and Corporate Secretary,

J. & W. Seligman & Co. Incorporated; Director, Seligman Advisors, Inc. and Seligman Services, Inc.; Secretary of each of the investment companies of the Seligman Group of Funds**; and Corporate Secretary, Seligman Advisors, Inc., Seligman Services, Inc., Seligman International, Inc. and Seligman Data Corp.

N/A

*	All officers are elected annually by the Board and serve until their successors are elected and qualified or their earlier resignation.
**	The Seligman Group of Funds currently consists of twenty-four registered investment companies, including the Corporation.
***	Mr. Morris and Mr. Zino are considered “interested persons” of the Corporation, as defined in the Investment Company Act of 1940, as amended, by virtue of their positions with J. & W. Seligman & Co. Incorporated and its affiliates.

General Galvin and Messrs. Morris and Schafer are running for re-election as Directors at the Corporation’s 2006 Annual Meeting of Stockholders, which is scheduled to be held on May 4, 2006. A group of dissident stockholders (the “Group”) is soliciting proxies in support of the Group’s candidates for seats on the Corporation’s Board currently held by such persons. According to statements by the Group, its members believe that steps should be taken to reduce the discount to net asset value at which the Corporation’s shares of common stock currently trade, such as large scale stock buybacks or tender-offers, or converting the Corporation into an open-end fund.

The standing committees of the Board include the Board Operations Committee, Audit Committee and Director Nominating Committee. These Committees are comprised solely of Directors who are not “interested” persons of the Corporation as that term is defined in the Investment Company Act of 1940, as amended (“1940 Act”). The duties of these Committees are described below.

Board Operations Committee.    This Committee has authority generally to direct the operations of the Board, including the nomination of members of other Board Committees and the selection of legal counsel for the Corporation. The Committee met seven times during the year ended December 31, 2005. Members of the Committee are Messrs. McPherson (Chairman), Galvin, Richie, Shafer and Whitson, and Dr. Ilchman and Ms. Michel.

Audit Committee.    This Committee recommends an independent public accounting firm for selection as auditors by the Board annually. In addition, the Committee assists the Board in its oversight of the Fund’s financial reporting

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process and operates pursuant to a written charter, which is periodically included as an annex to the Corporation’s annual proxy statement. The Committee met three times during the year ended December 31, 2005. Members of the Committee are Messrs. Whitson (Chairman), Galvin and Richie, and Ms. Michel.

Director Nominating Committee.    This Committee selects and nominates persons for election as Directors by the Board. In addition, if a stockholder meeting is held where Directors are to be elected, the Committee will select and nominate persons for election as Directors at such stockholder meeting. The Committee met once during the year ended December 31, 2005. Members of the Committee are Messrs. Shafer (Chairman) and McPherson, and Dr. Ilchman.

The Nominating Committee will consider candidates submitted by a stockholder or group of stockholders who have owned at least $10,000 of the Corporation’s outstanding common stock for at least one year at the time of submission and who timely provide specified information about the candidates and the nominating stockholder or group. To be timely for consideration by the Nominating Committee, the submission, including all required information, must be submitted in writing to the attention of the Secretary at 100 Park Avenue, New York, NY 10017 not less than 120 days before the date of the proxy statement for the previous year’s annual meeting of stockholders. The Nominating Committee will consider only one candidate submitted for nomination by such a stockholder or group for election at an annual meeting of stockholders. The Nominating Committee will not consider self-nominated candidates or candidates nominated by members of a candidate’s family, including such candidate’s spouse, children, parents, uncles, aunts, grandparents, nieces and nephews.

The Nominating Committee will consider and evaluate candidates submitted by the nominating stockholder or group on the basis of the same criteria as those used to consider and evaluate candidates submitted from other sources. These criteria may include the candidate’s relevant knowledge, experience and expertise, the candidate’s ability to carry out his or her duties in the best interests of the Corporation and the candidate’s ability to qualify as a disinterested Director. The charter for the Nominating Committee, which provides a detailed description of the criteria used by the Nominating Committee as well as information required to be provided by stockholders submitting candidates for consideration by the Nominating Committee, is periodically included as an annex to the Corporation’s annual proxy statement.

Beneficial Ownership of Shares

As of December 31, 2005, the Directors beneficially owned shares in the Corporation and the Seligman Group of Funds as follows:

Name	Dollar Range of Fund Shares Owned By Director	Aggregate Dollar Range of Shares Owned by Director in the Seligman Group of Funds

INDEPENDENT DIRECTORS
John R. Galvin	$10,001-$50,000	$50,001 - $100,000
Alice S. Ilchman	Over $100,000	Over $100,000
Frank A. McPherson	Over $100,000	Over $100,000
Betsy S. Michel	$10,001-$50,000	Over $100,000
Leroy C. Richie	$10,001-$50,000	$10,001-$50,000
Robert L. Shafer	$50,001-$100,000	Over $100,000
James N. Whitson	Over $100,000	Over $100,000

INTERESTED DIRECTORS
William C. Morris	Over $100,000	Over $100,000
Brian T. Zino	Over $100,000	Over $100,000

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Compensation Table

Name and Position with Corporation	Aggregate Compensation from Corporation (1)	Pension or Retirement Benefits Accrued as part of Corporation Expenses	Total Compensation from Corporation and Fund Complex Paid to Directors (1)(2)
Robert B. Catell, Director(3)	$27,968	N/A	$83,120
John R. Galvin, Director	34,233	N/A	100,500
Alice S. Ilchman, Director	32,651	N/A	97,500
Frank A. McPherson, Director	32,651	N/A	97,500
John E. Merow, Director(4)	14,040	N/A	97,500
Betsy S. Michel, Director	36,770	N/A	39,577
Leroy C. Richie, Director	36,770	N/A	106,500
Robert L. Shafer, Director	33,926	N/A	100,500
James N. Whitson, Director	34,233	N/A	100,500

(1)	Based on remuneration received by the Directors of the Corporation for the year ended December 31, 2005.
(2)	At December 31, 2005, the Seligman Group of Funds consisted of twenty-four registered investment companies, including the Corporation.
(3)	Mr. Catell retired as a member of the Board of Directors effective on November 28, 2005.
(4)	Mr. Merow retired as a member of the Board of Directors at he 2005 annual meeting of stockholders of the Corporation.

No compensation is paid by the Corporation to Directors or officers of the Corporation who are employees of the Manager.

The Corporation has adopted a deferred compensation plan under which independent directors may elect to defer receiving their fees. A director who has elected deferral of his or her fees may choose a rate of return equal to either (1) the interest rate on short-term Treasury Bills, or (2) the rate of return on the shares of certain of the investment companies advised by the Manager, as designated by the director. The annual cost of such fees and interest is included in the director’s fees and expenses and the accumulated balance thereof is included in “Liabilities” in the Corporation’s financial statements.

Mr. Whitson had previously deferred compensation pursuant to the deferred compensation plan. Mr. Whitson no longer defers his current compensation; however, he had accrued deferred compensation (including earnings/losses) in respect of the Corporation in the amount of $247,499 as of December 31, 2005, all of which was paid to him in January 2006.

Mr. Merow had previously deferred compensation pursuant to the deferred compensation plan; however, he had stopped deferring his current compensation prior to his retirement. The accrued balance of Mr. Merow’s deferred compensation (including earnings/losses) in respect of the Corporation as of December 31, 2004 was $22,873, all of which was paid to him in January 2005.

Directors and officers of the Corporation are also directors, trustees and officers of some or all of the other investment companies in the Seligman Group of Funds.

Code of Ethics

The Manager, Seligman Advisors, Inc. (“Seligman Advisors”), their subsidiaries and affiliates, and the Seligman Group of Funds have adopted a Code of Ethics that sets forth the circumstances under which officers, directors and employees (collectively, “Employees”) are permitted to engage in personal securities transactions. The Code of Ethics proscribes certain practices with regard to personal securities transactions and personal dealings, provides a framework for the reporting and monitoring of personal securities transactions by the Manager’s Chief Compliance Officer, and sets forth a procedure of identifying, for disciplinary action, those individuals who violate the Code of Ethics. The Code of Ethics prohibits Employees (including all investment team members) from purchasing or selling any security or an equivalent security that is being purchased or sold by any client, or where the Employee intends, or knows of another’s intention, to purchase or sell a security on behalf of a client. The Code also prohibits all Employees from acquiring securities in a private placement or in an initial or secondary public offering, unless prior approval has been obtained from the Manager’s Chief Compliance Officer.

The Code of Ethics prohibits (1) each portfolio manager or member of an investment team from purchasing or selling any security within seven calendar days either before or after the purchase or sale of the security by a client’s account (including investment company accounts) that the portfolio manager or investment team manages; (2) each

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Employee from profiting from short-term trading (a profitable purchase and sale or vice-versa within 60 days); and (3) each member of an investment team from profiting from short sales of a security if, at that time, any client managed by that team has a long position in that security. Any profit realized pursuant to any of these prohibitions must be disgorged to charitable organizations.

Employees are required, except under very limited circumstances, to engage in personal securities transactions through a broker-dealer designated by the Manager. All Employee personal securities transactions must be pre-cleared through the Manager's compliance system. This system is designed to prevent transactions in securities that would conflict with the interests of clients. All Employees are also required to disclose all securities beneficially owned by them upon commencement of employment and at the end of each calendar year.

A copy of the Code of Ethics is on public file with the SEC and can be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. The information on the operation of the SEC’s Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. A copy of the Code of Ethics is also available on the EDGAR Database on the SEC’s Internet site at www.sec.gov. Copies of the Code of Ethics may also be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, DC 20549-0102.

Proxy Voting Policies

Introduction.    On behalf of the Corporation, one or more independent third parties under the supervision of the Manager votes the proxies of the securities held in the Corporation’s portfolios in accordance with the Manager’s criteria of what is in the best interests of the Corporation’s stockholders.

The financial interest of the stockholders of the Corporation is the primary consideration in determining how proxies should be voted. The Manager has a responsibility to analyze proxy issues and to ensure that voting is accomplished in a way consistent with those financial interests. In the case of social and political responsibility issues which do not involve financial considerations, it is not possible to fairly represent the diverse views of the Corporation’s stockholders. As a result, the Manager’s policy generally is to abstain from voting on these issues. Notwithstanding the above, proposals seeking disclosure of certain matters relating to social and political issues may be supported if such disclosure is not deemed to be unduly burdensome.

The Proxy Voting Process.    Proxies for securities held in the portfolios of the Corporation will be received, processed and voted by one or more independent third parties under the supervision of the Manager pursuant to the guidelines (the “Guidelines”) established by the Manager’s Proxy Voting Committee (the “Committee”). A description of the Guidelines can be found below.

The Committee was established to set the Manager’s policy and Guidelines, to consider new corporate governance issues as they arise, to assist in determining how the Manager will respond to such issues and to provide oversight of the proxy voting process. The Committee currently consists of the Manager’s Chief Investment Officer (Chair), the Manager’s Chief Financial Officer and the Manager’s General Counsel.

The Manager subscribes to a service offered by an independent third party that provides research on proposals to be acted upon at shareholder meetings and assistance in the tracking, voting and recordkeeping of proxies.

Conflicts of Interests.    The Manager’s Chief Compliance Officer maintains a Proxy Watch List, which contains the names of those companies that may present the potential for conflict in the voting process with the Manager, Seligman Advisors or any Seligman affiliate thereof. For example, the Proxy Watch List will include those portfolio companies for which the Manager separately manages assets in private accounts or which are significant distributors of the Manager’ s products and services. As described below, proxy voting for these companies will be subject to a higher level of consideration.

Deviations from Guidelines and Special Situations.    The Manager recognizes that it may not always be in the best interest of the stockholders of the Corporation to vote in accordance with the Guidelines on a particular issue. In such circumstances, the Manager may deviate from the Guidelines. A member of the Committee must approve any deviation from the Guidelines. Furthermore, a majority of the Committee’s members must approve any deviation of the Guidelines for issuers included on the Proxy Watch List.

Similarly, one member of the Committee must approve the voting decision for proposals of a unique nature requiring a case-by-case analysis. A majority of the Committee must approve the voting decision for such proposals

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if the issuer is included on the Proxy Watch List. The Manager may consider the views of the management of a portfolio company, as well as the view of the Manager’s investment professionals when analyzing potential deviations from the Guidelines and for those proposals requiring a case-by-case evaluation.

Guidelines Summary.    The Guidelines are briefly described as follows:

1.	The Manager votes with the recommendations of a company's board of directors on general corporate governance issues such as changing the company’s name, ratifying the appointment of auditors and procedural matters relating to shareholder meetings.

2.	The Manager opposes, and supports the elimination of, anti-takeover proposals, including those relating to classified Boards, supermajority votes, poison pills, issuance of blank check preferred and establishment of classes with disparate voting rights.

3.	The Manager abstains from voting on issues relating to social and/or political responsibility, except for matters relating to disclosure issues if not deemed unduly burdensome for the company (e.g., political contributions).

4.	The Manager votes for stock option plans, increases in the number of shares under existing stock option plans and other amendments to the terms of such plans; provided, that the overall dilution of all active stock option plans and stock purchase plans does not exceed 10% on a fully diluted basis and are otherwise considered to align the interest of the company with those of shareholders (e.g., all such plans must specifically prohibit repricing).

5.	The Manager generally votes with the recommendations of a company’s board of directors on other matters relating to executive compensation, unless considered excessive.

6.	The Manager will withhold voting for the entire board of directors (or individual directors as the case may be) if: (a) less than 75% of the board is independent; (b) the board has a nominating or compensation committee of which less than 75% of its members are independent; (c) the board has recommended shareholders vote for an anti-takeover device which the Manager votes against; or (d) the board has recommended a matter relating to a stock option plan or stock purchase plan which the Manager votes against.

7.	The Manager will vote for proposals relating to the authorization of additional common stock up to 5 times that currently outstanding.

8.	The Manager will vote for proposals to effect stock splits.

9.	The Manager will vote for proposals authorizing share repurchase programs.

10.	The Manager will vote against authorization to transact unidentified business at the meeting.

11.	Acquisitions, mergers, reorganizations, reincorporations and other similar transactions will be voted on a case-by-case basis.

12.	Proposals to amend a company’s charter or by-laws (other than as identified above) will be voted on a case-by-case basis.

13.	The Manager will vote against all proposals where the company did not provide adequate information to make a decision.

14.	The Manager abstains from voting shares which have recently been sold or for which information was not received on a timely basis.

Information regarding how the Corporation voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available (i) without charge upon request by calling toll free (800) 221-2450 in the US or collect (212) 682-7600 outside the US and (ii) on the SEC’s website at www.sec.gov. Information for each new 12-month period ending June 30 will be available no later than August 31 of that year.

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MANAGEMENT OF THE CORPORATION

The Manager

The Manager, subject to the control of the Corporation's Board of Directors, manages the investments of the assets of the Corporation and administers its business and other affairs pursuant to a management agreement (the “Management Agreement”). The Manager also serves as investment manager to twenty-three other US registered investment companies which, together with the Corporation, make up the “Seligman Group of Funds.” There are no other management-related service contracts under which services are provided to the Corporation. No person or persons, other than the Directors, officers or employees of the Manager and the Corporation regularly advise the Corporation with respect to its investments.

The Manager is a successor firm to an investment banking business founded in 1864 which has provided investment services to individuals, families, institutions and corporations. Mr. William C. Morris, Chairman of the Manager and Chairman of the Board of Directors of the Corporation, owns a majority of the outstanding voting securities of the Manager and is a controlling person of the Manager.

The Corporation pays the Manager a management fee for its services, calculated daily and payable monthly, equal to a percentage of the daily net assets of the Corporation. The method for determining this percentage, referred to as the management fee rate, is set forth in the Prospectus. For the years ended December 31, 2005, 2004 and 2003, the management fee amounted to $10,024,375, $9,733,362 and $8,651,000, respectively, which was equivalent to an annual rate of 0.41%, 0.41% and 0.41%, respectively, of the average daily net assets of the Corporation.

As part of its services to the Corporation, the Manager provides the Corporation with such office space, administrative and other services and executive and other personnel as are necessary for the operations of the Corporation. The Manager also provides senior management for Seligman Data Corp. (a wholly-owned subsidiary of the Corporation) and certain of the other investment companies in the Seligman Group of Funds. The Manager pays all of the compensation of the Directors of the Corporation who are employees or consultants of the Manager and its affiliates, of the officers and employees of the Corporation and of certain executive officers of Seligman Data Corp.

PORTFOLIO MANAGERS

For purposes of this discussion, each member of the portfolio team is referred to herein as a “portfolio manager” and collectively as the “portfolio managers.” The following table sets forth certain additional information with respect to the portfolio managers of the Corporation. Unless noted otherwise, all information is provided as of December 31, 2005.

Other Accounts Managed by Portfolio Managers.    The table below identifies, for each of the portfolio managers, the number of accounts managed (other than the Corporation) and the total assets in such accounts within each of the following categories: other registered investment companies, other pooled investment vehicles, and other accounts. None of the accounts noted below has an advisory fee based on performance of the account.

Portfolio Manager	Other Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts

John B. Cunningham	6 Registered Investment Companies with approximately $377 million in total assets under management.	0 Pooled Investment Vehicles.	10 Other Accounts with $1.703 million in total assets under management.

Compensation/Material Conflicts of Interest.    Set forth below is an explanation of the structure of, and method(s) used to determine, portfolio manager compensation. Also set forth below is an explanation of material conflicts of

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interest that may arise between a portfolio manager’s management of the Corporation’s investments and investments in other accounts.

Compensation:

As compensation for his responsibilities for the year ended December 31, 2005, including those relating to his responsibilities as Chief Investment Officer of the Manager, Mr. Cunningham received a base salary and a bonus. The amount of Mr. Cunningham’s bonus was based on (i) a guaranteed minimum amount; (ii) a performance component based on the weighted average pre-tax investment performance of the Corporation and two other investment companies for which Mr. Cunningham serves as portfolio manager as compared to the funds constituting the Lipper Large-Cap Core Index (or otherwise agreed upon appropriate group of funds) for 2005 and; (iii) a potential discretionary component.

Discretionary bonuses for investment professionals are subjective and based on numerous qualitative and quantitative factors. The factors, which have no pre-determined weightings and may apply differently from person to person may include, among other things, the portfolio manager’s relative investment performance versus one or more competitive universes or benchmarks and; the Manager’s overall profitability and profitability attributable to the assets under management for the portfolio manager’s investment team.

The structure of a portfolio manager’s compensation may be modified from time to time reflect, among other things, changes in responsibilities or the competitive environment.

Conflicts of Interest:

Actual or potential conflicts of interest may arise from the fact that the Manager, and the portfolio managers of the Corporation have day-to-day management responsibilities with respect to accounts of clients of the Manager other than the Corporation (“Other Accounts”). The Manager has policies and procedures intended to mitigate or manage the conflicts of interest described below. There is no guarantee that any such policies or procedures will detect each and every situation in which a conflict of interest arises.

The Manager may receive higher compensation with respect to Other Accounts (including accounts which are private investment funds or have performance or higher fees paid to the Manager, or in which one or more portfolio managers have direct or indirect personal interest in the receipt of such fees) than that received with respect to the Corporation. This may create a potential conflict of interest for the Manager or its portfolio managers by providing an incentive to favor these Other Accounts when, for example, placing securities transactions. In addition, the Manager could be viewed as having a conflict of interest to the extent that the Manager or an affiliate has a proprietary investment in one or more Other Accounts, the portfolio managers have personal investments, directly or indirectly, in one or more Other Accounts or the Other Accounts are investment options in the Manager’s employee benefit plans. Potential conflicts of interest may arise with both the aggregation and allocation of securities transactions and allocation of limited investment opportunities. Allocations of aggregated trades, particularly trade orders that were only partially completed due to limited availability, and allocation of investment opportunities generally, could raise a potential conflict of interest, as the Manager may have an incentive to allocate securities that are expected to increase in value to favored accounts. Initial public offerings, in particular, are frequently of very limited availability. The Manager may be perceived as causing accounts it manages to participate in an offering to increase the Manager’s overall allocation of securities in that offering. A potential conflict of interest also may be perceived to arise if transactions in one account closely follow related transactions in a different account, such as when a purchase increases the value of securities previously purchased by another account or when a sale in one account lowers the sale price received in a sale by a second account. Because the Manager manages accounts that engage in short sales of securities of the type in which many clients may invest, the Manager could be seen as harming the performance of certain client accounts (i.e., those not engaging in short sale transactions) for the benefit of the accounts engaging in short sales if the short sales cause the market value of the securities to fall. Conversely, the Manager could be seen as benefiting those accounts that may engage in short sales through the sale of securities held by other clients to the extent that such sales reduce the cost to cover the short positions.

The Manager and its affiliates may at times give advice or take action with respect to accounts that differs from the advice given other accounts. A particular security may be bought or sold only for certain clients even though it could have been bought or sold for other clients at the same time. Likewise, a particular security may be bought for one or more clients when one or more other clients are selling the security. Simultaneous portfolio transactions in

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the same security by multiple clients may tend to decrease the prices received by clients for sales of such securities and increase the prices paid by clients for purchases of such securities.

Employees of the Manager, including portfolio managers, may engage in personal trading, subject to the Manager’s Code of Ethics. In addition to the general conflicts noted above, personal trading by employees may create apparent or actual conflicts to the extent that one or more employees personally benefit or appear to benefit from subsequent trading by clients in similar securities.

Because portfolio managers of the Manager manage multiple client accounts, portfolio mangers may devote unequal time and attention to the portfolio management of client accounts.

Securities Ownership.    As of December 31, 2005, Mr. Cunningham owned between $10,001 and $50,000 of the shares of the Corporation.

HOLDINGS OF PREFERRED STOCK, COMMON STOCK AND WARRANTS

As of March 31, 2006, holders of record of Preferred Stock totaled 317; holders of record of Common Stock totaled 28,651; and holders of record of Warrants totaled 89.

Control Persons

As of February 21, 2007, there was no person or persons who controlled the Corporation, either through a significant ownership of shares or any other means of control.

Principal Holders

As of February 21, 2007, the principal holders owned of record 5% or more of the outstanding equity securities of the Corporation as follows:

Name and Address	Security	Percentage of Shares Held

Cede & Co., Depository Trust/Central Delivery, 55 Water Street, New York, NY 10041	Common Stock	43.47%

Tri-Continental Corp Investment Plan; UBS Warburg Repurchase Program, 100 Park Avenue, New York, NY 10017	Common Stock	12.31%

Tri-Continental Corp Investment Plan Account, 100 Park Avenue, New York, NY 10017	Common Stock	12.74%

Cede & Co., Depository Trust/Central Delivery, 55 Water Street, New York, NY 10041	Preferred Stock	84.30%

Cede & Co., Depository Trust/Central Delivery, 55 Water Street, New York, NY 10041	Warrants	54.28%

Dwight Goldthrope, PO Box 2778, Palm Beach, FL 33480	Warrants	12.86%

Gerald William Ashfield, Wilmhurst Fletching, Fletching NR Uckfiled, East Sussex TN22 3YB United Kingdom	Warrants	6.43%

Treasurer State of Illinois Unclaimed Property Division, PO Box 19495, Springfield, IL 62794	Warrants	5.36%

Management Ownership

As of February 21, 2007, the Directors and officers of the Corporation, as a group, owned less than 1% of the Corporation’s Common Stock. As of the same date, the Directors or officers of the Corporation did not own any of the Corporation’s Preferred Stock or Warrants.

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BROKERAGE ALLOCATION AND OTHER PRACTICES

Brokerage Selection and Brokerage Transactions

The Manager selects broker-dealers with the goal of obtaining “best execution”. The Manager will consider a full range and quality of a broker-dealer’s services, such as price, market familiarity, reliability, integrity, commission rates, execution and settlement capabilities, ability to handle large orders, financial condition, technological infrastructure and operational capabilities, willingness to commit capital and the brokerage and research services provided or made available by the broker-dealer. These brokerage and research services, including supplemental investment research, analysis, and reports concerning issuers, industries, and securities, may be useful to the Manager in connection with its services to clients other than the Corporation. The relative weighting given to any of the criteria mentioned above depends on a variety of factors including the nature of the transaction, the market on which a particular trade is being executed and the number of broker-dealers making a market in the security to be traded.

Although sales of investment company shares will not be considered in selecting broker-dealers to effect securities transactions, the Manager offers its services primarily through the broker-dealer selling networks and expects that nearly all broker-dealers that effect securities transactions for the Seligman Funds will have a relationship with the Manager or its affiliates to distribute shares of the investment companies or other investment products offered by the Manager. The Manager ranks broker-dealers through an internal voting process which considers the services provided by broker-dealers excluding investment company or product sales by that broker-dealer.

In connection with any agency trades, the Manager determines the reasonableness of the commissions to be paid to a broker-dealer based upon the quality of the brokerage and research services provided, or arranged for, and as a result, may select a broker-dealer whose commission costs may be higher than another would have charged.

The Manager monitors and evaluates the performance and execution capabilities of broker-dealers through which it places orders and periodically reviews its policy with regard to negotiating commissions or mark-ups for the Seligman Funds in light of current market conditions, statistical studies and other available information.

In over-the-counter markets, the Corporation deals with primary market makers unless a more favorable execution or price is believed to be obtainable. The Corporation may buy securities from or sell securities to dealers acting as principal, except dealers with which its directors and/or officers are affiliated.

When two or more of the investment companies of the Seligman Group of Funds or other investment advisory clients of the Manager desire to buy or sell the same security at the same time, the securities purchased or sold are allocated by the Manager in a manner believed to be equitable. There may be possible advantages or disadvantages of such transactions with respect to price or the size of positions readily obtainable or saleable.

Commissions

Total brokerage commissions (not including any spreads on principal transactions on a net basis) paid by the Corporation during the years ended December 31, 2005, 2004 and 2003, were $6,494,140, $3,163,744 and $8,763,817, respectively. Commissions increased in 2005 as compared to 2004 as a result of, among other factors, an increase in portfolio turnover noted above. Commissions paid by the Corporation in 2005 as compared to 2003 decreased as a result of, among other factors, the reduction in portfolio turnover.

Regular Broker-Dealers

During the year ended December 31, 2005, the Corporation acquired securities of its regular brokers or dealers (as defined in Rule 10b-1 under the 1940 Act) or of their parents. At December 31, 2005, the Corporation held securities of Citigroup, Inc., the parent company of Salomon Smith Barney, with an aggregate value of $72,330,568; held securities of Morgan Stanley Dean Witter, with an aggregate value of $13,712,356; held securities of Merrill Lynch & Co. Incorporated, the parent company of Merrill Lynch, Pierce Fenner & Smith, Incorporated, with an aggregate value of $17,487,886; and held securities of Goldman Sachs Group, with an aggregate value of $12,106,908.

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FINANCIAL STATEMENTS

The Corporation’s financial statements for the year ended December 31, 2005 are incorporated into this SAI by reference to the 2005 Annual Report to Stockholders of the Corporation, filed with the SEC pursuant to Section 30(b) of the 1940 Act and the rules and regulations thereunder. The 2005 Annual Report contains schedules of the Corporation’s portfolio investments as of December 31, 2005 and certain other financial information as of this date. The Corporation will furnish, without charge, a copy of such Annual Report, which includes the Report of Independent Registered Public Accounting Firm, to any person who requests a copy of the SAI.

The financial information of the Corporation included in the Prospectus under the caption “Financial Highlights” and the financial statements that are incorporated by reference in this SAI have been so included or incorporated by reference in reliance on the reports of Deloitte & Touche LLP given upon their authority as experts in auditing and accounting.

CUSTODIAN, STOCKHOLDER SERVICE AGENT AND DIVIDEND PAYING AGENT AND EXPERTS

Custodian.    State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, Missouri 64105, serves as custodian for the Corporation. It also maintains, under the general supervision of the Manager, the accounting records and determines the net asset value for the Corporation.

Stockholder Service Agent and Dividend Paying Agent.    Seligman Data Corp., a wholly-owned subsidiary of the Corporation, and certain other investment companies of the Seligman Group of Funds, acts as the stockholder service agent and dividend paying agent and performs, at cost, certain recordkeeping functions for the Corporation, maintains the records of stockholder accounts and furnishes dividend paying, redemption and related services.

Independent Registered Public Accounting Firm.    Deloitte & Touche LLP, Two World Financial Center, New York, New York 10281, serves as the Independent Registered Public Accounting Firm for the Corporation and in such capacity audits the Corporation’s annual financial statements and financial highlights.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL

HIGHLIGHTS –

SENIOR SECURITIES — $2.50 CUMULATIVE PREFERRED STOCK

To the Board of Directors and Security Holders of

Tri-Continental Corporation:

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of assets and liabilities and the statements of capital stock and surplus of Tri-Continental Corporation, including the portfolios of investments, as of December 31 for each of the ten years in the period ended December 31, 2005, and the related statements of operations, the statements of changes in net investment assets, and the financial highlights for each of the years then ended (none of which are presented herein); and we expressed unqualified opinions on those financial statements.

In our opinion, the information appearing on page 8 of the Prospectus, under the caption "Financial Highlights – Senior Securities – $2.50 Cumulative Preferred Stock", for each of the ten years in the period ended December 31, 2005 is fairly stated in all material respects in relation to the financial statements from which it has been derived.

DELOITTE & TOUCHE LLP

New York, New York

February 3, 2006

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PART C. OTHER INFORMATION

Item 25. Financial Statements and Exhibits.

1. Financial Statements.

Part A. Financial Highlights for the ten years ended December 31, 2005; Table for the ten years ended December 31, 2005 under the caption "Senior Securities—$2.50 Cumulative Preferred Stock."

Part B. The required financial statements are included in the Corporation's 2005 Annual Report, which is incorporated by reference into the Statement of Additional Information. These statements include: Portfolio of Investments at December 31, 2005; Statement of Assets and Liabilities at December 31, 2005; Statement of Capital Stock and Surplus at December 31, 2005; Statement of Operations for the year ended December 31, 2005; Statements of Changes in Net Investment Assets for the years ended December 31, 2005 and 2004; Notes to Financial Statements; Financial Highlights for the five years ended December 31, 2005; Report of Independent Registered Public Accounting Firm.

2. Exhibits. All Exhibits listed below are incorporated herein by reference, except those Exhibits marked with an asterisk (*) which will be filed by amendment.

(a)	Amended and Restated Charter of the Registrant. (Incorporated by reference to Registrant’s Amendment No. 27 to the Registration Statement on Form N-2 filed on April 16, 1998.)

(b)	Amended and Restated By-laws of the Registrant. (Incorporated by reference to Registrant’s Post-Effective Amendment No. 3 filed on April 13, 2006).

(c)	Not Applicable.

(d)(1)	Specimen certificates of Common Stock. (Incorporated by reference to Registrant's Amendment No. 1 to the Registration Statement on Form N-2 filed on March 6, 1981.)

(d)(2)	Specimen certificates of $2.50 Cumulative Preferred Stock. (Incorporated by reference to Registrant's Amendment No. 1 to the Registration Statement on Form N-2 filed on March 6, 1981.)

(d)(3)	Specimen of Warrant of the Registrant. (Incorporated by reference to Registrant's Amendment No. 1 to the Registration Statement on Form N-2 filed on March 6, 1981.)

(d)(4)	Form of Subscription Certificate - Subscription Right for shares of Common Stock. (Incorporated by reference to Registrant's Registration Statement on Form N-2 filed on September 17, 1992.)

(d)(5)	The Registrant's Charter is the constituent instrument defining the rights of the $2.50 Cumulative Preferred Stock, par value $50, and the Common Stock of the Registrant. (Incorporated by reference to Registrant's Amendment No. 27 to the Registration Statement on Form N-2 filed on April 16, 1998.)

(e)	Registrant's Automatic Dividend Investment and Cash Purchase Plan is set forth in Registrant's Prospectus which is filed as Part A of this Registration Statement.

(f)	Not Applicable.

(g)(1)	Amended Management Agreement between Registrant and J. & W. Seligman & Co. Incorporated. (Incorporated by reference to Registrant's Amendment No. 24 to the Registration Statement on Form N-2 filed April 13, 1995.)

(h)	Not Applicable.

PART C. OTHER INFORMATION (continued)

(i)(1)	Matched Accumulation Plan of J. & W. Seligman & Co. Incorporated. (Incorporated by reference to Exhibit 7 of Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A of Seligman Frontier Fund, Inc. (File No. 2-92487) filed on January 28, 1997.)

(i)(2)	Deferred Compensation Plan for Directors. (Incorporated by reference to Exhibit (f) of Post-Effective Amendment No. 1 of the Registration Statement on Form N-1A of Seligman LaSalle Real Estate Fund Series, Inc. (File No. 811-21365) filed on July 9, 2003.)

(j)	Form of Custodian Agreement between Registrant and Investors Fiduciary Trust Company. (Incorporated by reference to Registrant’s Amendment No. 26 to the Registration Statement on Form N-2 filed on April 24, 1997.)

(k)	Not Applicable.

(l)	Opinion and Consent of Counsel. (Incorporated by reference to Registrant’s Amendment No. 33 to the Registration Statement on Form N-2 filed on April 22, 2003.)

(m)	Not Applicable.

(n)	*Consent of Independent Registered Public Accounting Firm.

(o)	Not Applicable.

(p)	Not Applicable.

(q)(1)	The Seligman Roth/Traditional IRA Information Kit. (Incorporated by reference to Registrant’s Amendment No. 27 to the Registration Statement on Form N-2 filed on April 16, 1998.)

(q)(3)	Qualified Plan and Trust Basic Plan Document. (Incorporated by reference to Registrant’s Amendment No. 27 to the Registration Statement on Form N-2 filed on April 16, 1998.)

(q)(4)	Flexible Standardized 401(k) Profit Sharing Plan Adoption Agreement. (Incorporated by reference to Registrant’s Amendment No. 27 to the Registration Statement on Form N-2 filed on April 16, 1998.)

(q)(4)	Seligman Qualified Retirement Plan and Trust Defined Contribution Basis Plan. (Incorporated by reference to Registrant’s Post-Effective Amendment No. 3 filed on April 13, 2006).

(q)(5)	Seligman Profit Sharing Plan Forms: Super Simplified Standardized Profit Sharing Plan; and Simplified Profit Sharing Plan. (Incorporated by reference to Registrant’s Post-Effective Amendment No. 3 filed on April 13, 2006).

(q)(6)	Flexible Nonstandardized Safe Harbor 401(k) Profit Sharing Plan Adoption Agreement. (Incorporated by reference to Registrant’s Amendment No. 27 to the Registration Statement on Form N-2 filed on April 16, 1998.)

(r)	Amended Code of Ethics of Registrant and J. & W. Seligman & Co. Incorporated, Seligman Advisors and affiliates. (Incorporated by reference to Exhibit (p) of Post-Effective Amendment No. 42 to the Registration Statement on Form N-1A of Seligman Municipal Fund Series, Inc. (File No. 811-3828) filed on January 28, 2005.)

PART C.  OTHER INFORMATION (continued)

(Other Exhibits)*(a) Power of Attorney for John F. Maher.

(b) Power of Attorney for Leroy C. Richie. (Incorporated by reference to Registrant’s Amendment No. 31 to the Registration Statement on Form N-2 filed on April 19, 2001.)

Item 26.	Marketing Arrangements. Not Applicable.

Item 27.	Other Expenses of Issuance and Distribution.
	Registration fees	$-0-
	NYSE listing fees	-0-
	Registrar fees	-0-
	Legal fees	-0-
	Accounting fees	-0-
	Miscellaneous (mailing, etc.)	-0-

Item 28.	Persons Controlled by or Under Common Control with Registrant. Seligman Data Corp., a New York Corporation, is owned by the Registrant and certain associated investment companies. The Registrant's investment in Seligman Data Corp. is recorded at a cost of $43,681.

Item 29.	Number of Holders of Securities.

As of March 31, 2006:
	Title of Class	Number of Recordholders
	$2.50 Cumulative Preferred	317
	Common Stock	28,651
	Warrants	89
Item 30.

Indemnification.    Reference is made to the provisions of Article Eleventh of Registrant's Amended and Restated Charter filed as an exhibit to Registrant’s Registration Statement on Form N-2 filed on April 16, 1998 and Article X of Registrant's Amended and Restated By-laws filed as Exhibit Item 25(2)(b) of Registrant’s Post-Effective Amendment No. 3 filed on April 13, 2006.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised by the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser. J. & W. Seligman & Co. Incorporated, a Delaware corporation (the “Manager”), is the Registrant's investment manager and is an investment manager registered under the Investment Advisers Act of 1940, as amended. The list required by this Item 31 of officers and directors of the Manager, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such officers and directors during the past two fiscal years, is incorporated by reference to Part C, Item 26 of Post-Effective Amendment No. 44 to the Registration Statement of Seligman Municipal Fund Series, Inc. (File No. 811-3828) which was filed on January 29, 2007.

PART C. OTHER INFORMATION (continued)

Item 32.	Location of Accounts and Records. The accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the Rules 17 CFR 270.31(a)(1)-31(a)(3) promulgated thereunder, are maintained by J. & W. Seligman & Co. Incorporated, 100 Park Avenue, New York, NY 10017, and at the following locations: (1) Custodian: State Street Bank and Trust Company, 801 Pennsylvania, Kansas City, Missouri 64105 and (2) Transfer Agent, Redemption and Other Shareholder Account Services: Seligman Data Corp., 100 Park Avenue, New York, NY 10017.

Item 33.	Management Services. Not Applicable.

Item 34.	Undertakings.

I. Registrant undertakes: to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10% from its net asset value as of the effective date of the registration statement.

II. Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (1) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (2) to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) and that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

III. The Registrant undertakes: to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant's Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the     day of February, 2007.

TRI-CONTINENTAL CORPORATION

By:	/s/ Brian T. Zino
Brian T. Zino, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on February     , 2007.

Signature	Title

/s/ Brian T. Zino Brian T. Zino	Director, President and Chief Executive Officer (Principal Executive Officer)

/s/ William C. Morris William C. Morris	Chairman of the Board and Director

/s/ Lawrence P. Vogel Lawrence P. Vogel	Treasurer (Principal Financial and Accounting Officer)

John R. Galvin, Director	)
John F. Maher, Director	)
Frank A. McPherson, Director	)
Betsy S. Michel, Director	)	/s/ Brian T. Zino
Leroy C. Richie, Director	)	Brian T. Zino, Attorney-in-Fact
Robert L. Shafer, Director	)
James N. Whitson, Director	)

TRI-CONTINENTAL CORPORATION

FORM N-2

All Exhibits listed above have been previously filed and are incorporated herein by reference, except the Exhibits listed below, which will be filed by amendment.

EXHIBIT INDEX

Form N-2 Item No.	Description

Item 25(2)(n)	Consent of Independent Registered Public Accounting Firm.

(Other Exhibits)	Power of Attorney for John F. Maher.